UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Final Amendment)*

MI Developments Inc.

(Name of Issuer)

Class B Voting Shares

(Title of Class of Securities)

55304X 20 3

(CUSIP Number)

Kenneth G. Alberstadt Akerman Senterfitt LLP 335 Madison Avenue, Suite 2600 New York, NY 10017 (212) 880-3817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 55304X 20 3	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): STRONACH TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 55304X 20 3	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 445327 ONTARIO LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC/BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 55304X 20 3	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 2272769 ONTARIO INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC/BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 55304X 20 3	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 2272804 ONTARIO INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC/BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 55304X 20 3	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): FRANK STRONACH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: AUSTRIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 55304X 20 3	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): FAIR ENTERPRISE LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 55304X 20 3	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): BERGENIE ANSTALT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 55304X 20 3	SCHEDULE 13D/A	Page 9 of 12 Pages

This Final Amendment amends the Statement on Schedule 13D (the “Statement”) filed by Frank Stronach (“Mr. Stronach”), on September 8, 2003, as previously amended, with respect to the Class B Voting Shares (“Class B Shares”) of MI Developments Inc., an Ontario, Canada corporation (the “Company”). This Final Amendment being filed to (i) add 2272769 Ontario Inc. (“445 Newco”) and 2272804 Ontario Inc. (“445 Subco”) as reporting persons with respect to Amendment No. 20 to the Statement, which was filed with the Commission on February 3, 2011 (“Amendment No. 20”) to report the execution and delivery of certain agreements related to the proposed reorganization of the Company previously reported in Amendment No. 18 to the Statement (the “Reorganization”) and (ii) the completion, on June 30, 2011 (the “Effective Date”), of the Reorganization.

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the Class B Shares. The principal executive offices of the Company are located at 455 Magna Drive, Aurora, Ontario, Canada, L4G 7K1 7A9.

Item 2. Identity and Background.

This Statement is being filed by Mr. Stronach, the Stronach Trust, 445327 Ontario Limited, 445 Newco, 445 Subco, Fair Enterprise Limited and Bergenie Anstalt (collectively, the “Reporting Persons”). The information set forth on Schedule A is hereby incorporated by reference.

Item 4. Purpose of the Transaction.

Item 4 is amended by adding the following:

On the Effective Date, an arrangement under the provisions of Section 182 of the Ontario Business Corporation Act (the “Arrangement”) was consummated to effect the reorganization transactions under the Plan of Arrangement previously reported in Amendment No. 20 (the “Plan of Arrangement”) which resulted in, among other things, the cancellation of all of the Class B Shares owned by the Reporting Persons.

In connection with the Arrangement on the Effective Date the Company entered into a Transfer Agreement with 445 Newco, 445 Subco, 445 and the Stronach Trust (the “Transfer Agreement”) under which 445 Subco (i) agreed to acquire the following (the “Transferred Assets”) (a) all of the outstanding shares of 2282658 Ontario Inc., the subsidiaries of which own certain real estate development property assets, (b) the Company’s corporate headquarters located at 455 Magna Drive, Aurora, Ontario (the “MID Head Office”), (c) certain Ontario real estate development assets owned directly by the Company (together with the real property assets described in clauses (a) and (b), collectively, the “Purchased Ontario Real Properties,” of which properties include substantially all of the properties described under “Real Estate Business - Development Properties” in note 6(a) of the notes to the amended and restated interim consolidated financial statements of the Company for the period ended September 30, 2010), (d) all of the outstanding shares of 2280781 Ontario Inc., the subsidiaries of which own the Company’s horseracing and gaming business, including: Santa Anita Park; Golden Gate Fields; the Company’s joint venture interests in Maryland Jockey Club’s real estate and racing assets (Pimlico Race Course, Laurel Park and the Bowie training facility); Gulfstream Park and MID’s joint venture interest in the associated retail development; Portland Meadows; horseracing technology assets including Xpressbet® and AmTote; and (f) any amounts owing to the Company or its subsidiaries (excluding MI Developments US Holdings Inc. and its subsidiaries (“Raceco”)) by Raceco or its subsidiaries, including the receivables owing to the Company by MI Developments US Financing Inc. and MI Developments Investments Inc. in the aggregate amount of approximately $38,000,000 and (ii) agreed to assume the obligations relating to the Purchased Ontario Real Properties excluding any liabilities of the Company for income taxes in respect of the disposition of the Purchased Ontario Real Properties pursuant to the Transfer Agreement, and certain liabilities of the Company to pay costs, expenses and fees under the Arrangement Agreement reported in Amendment No. 20 (the “Arrangement Agreement”).

Pursuant to the terms of the Transfer Agreement, on the Effective Date 445 Newco and 445 Subco entered into Option Agreement and Right of First Refusal Agreements pursuant to which the Company was granted rights of first refusal to purchase (i) certain vacant land adjacent to 365 Market Drive, Milton, Ontario, (ii) the real property known as the Jane/Rutherford land adjacent to 401 Caldari Road, Vaughan, Ontario and (iii) the real property known as the Tesma Campus, 400 Tesma Way, Vaughan, Ontario. The terms of the Transfer Agreement also required that on the Effective Date an Option Agreement and Rights of First Refusal Agreement would be executed pursuant to which a foreign subsidiary of the Company would be granted a right of first refusal to purchase certain land adjacent to 164 Neudorf, Ilz Austria.

On the Effective Date the Company, 445 and the Stronach Trust entered into an Agreement in Respect of Funding which (i) established the fair market value of the MID Head Office as Cdn. $12,700,000 and included such amount in the funding amount for purposes of determining any excess funding required to be withdrawn from the Transferred Assets on or prior to the Effective Date pursuant to the terms of the Arrangement Agreement and (ii) amended the definition of funding amount contained in the Arrangement Agreement to reflect the inclusion of the fair market value of the MID Head Office.

Pursuant to the terms of the Arrangement Agreement on the Effective Date the Company entered into a Forbearance Agreement which prohibits the Company and its affiliates thereafter from (i) entering the horseracing or gaming business; (ii) making any debt or equity investment in, or otherwise give financial assistance to, any entity primarily engaged in the horseracing or gaming business (a “Racing Entity”); or (iii) entering into any transactions with, or provide any services or personnel to, a Racing Entity. The Company is, however, permitted to provide transitional services to the business of the Transferred Assets for a commercially reasonable transition period.

CUSIP No. 55304X 20 3	SCHEDULE 13D/A	Page 10 of 12 Pages

Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	None of the Reporting Persons beneficially owns any of the Class B Shares.

(c)	Except as set forth in Item 4, there have been no transactions in the Company’s shares by the Reporting Persons, or, to the knowledge of the Reporting Persons, by the persons listed in Schedule A during the past sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class B Shares reflected on the cover pages to this Statement.

(e)	On June 30, 2011 each of the Reporting Persons ceased to beneficially own in excess of 5% of the Company’s Class B Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

The information in Item 4 is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement
Exhibit B	Transfer Agreement
Exhibit C	Forbearance Agreement
Exhibit D	Agreement with Respect to Funding
Exhibit E	Option Agreement and Right of First Refusal Agreements

CUSIP No. 55304X 20 3	SCHEDULE 13D/A	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2011

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
	Name:	Frank Stronach
	Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Frank Stronach
	Name:	Frank Stronach
	Title:	Authorized Signing Officer

2272769 ONTARIO INC.

By:	/s/ Frank Stronach
	Name:	Frank Stronach
	Title:	Authorized Signing Officer

2272804 ONTARIO INC.

By:	/s/ Frank Stronach
	Name:	Frank Stronach
	Title:	Authorized Signing Officer

BERGENIE ANSTALT

By:	KRP Corporate Services Trust reg. Director of Bergenie Anstalt

By:	/s/ Peter Meyer
	Name:	Peter Meyer - Director
	Title:	Authorized Signing Officer

By:	/s/ Anna Bereuter
	Name:	Anna Bereuter – Director
	Title:	Authorized Signing Officer

CUSIP No. 55304X 20 3	SCHEDULE 13D/A	Page 12 of 12 Pages

FAIR ENTERPRISE LIMITED

By:	/s/ Kevin Mercury
	Name:	Kevin Mercury
	Title:	EFG Trust Company Limited - Director Authorized Signing Officer

By:	/s/ Sharon Burrows
	Name:	Sharon Burrows
	Title:	EFG Trust Company Limited - Director Authorized Signing Officer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Trustees of the Stronach Trust

The following table sets forth the name, business address and present principal occupation of each trustee of the Stronach Trust. Except as set out below, each individual listed below is a citizen of Canada.

Name	Principal Occupation	Business Address
Frank Stronach (citizen of Austria)	Partner, Stronach & Co. (Consultant)	in care of Magna International Europe Magna-Strasse 1 A-2522 Oberwaltersdorf, Austria

Belinda Stronach	President of 445327 Ontario Limited	327 Ontario Limited The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

Andrew Stronach	President of The Alpen House ULC	The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

Elfriede Stronach	Secretary and Treasurer of The Alpen House ULC	The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

Executive Officers and Directors of 445327 Ontario Limited, 2272769 Ontario Inc. and 2272804 Ontario Inc.

The following table sets forth the name, business address and present principal occupation of each director and executive officer of 445327 Ontario Limited, 2272769 Ontario Inc. and 2272804 Ontario Inc. Each individual listed below is a citizen of Canada.

Name	Principal Occupation	Business Address
Belinda Stronach	President of 445327 Ontario Limited	327 Ontario Limited The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

Elfriede Stronach	Secretary and Treasurer of The Alpen House ULC	The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

Executive Officers and Directors of Bergenie Anstalt

The following table sets forth the name, business address and present principal occupation of each director and executive officer of Bergenie Anstalt. Citizenship of each Director and/or Officer is set out below.

Name	Principal Occupation	Business Address

Peter Meyer (citizen of Switzerland)	Director, KRP Corporate Services Trust reg.; Director, Kaiser Ritter Partner Trust Services Ansalt (Trust Company)	c/o Pflugstrasse 10/12 FL-9490 Vaduz Liechtenstein
KRP Corporate Services Trust reg. (registered Liechtenstein Trust)	Trust Company	Postfach 1157 Pflugstrasse 10/12 FL-9490 Vaduz Liechtenstein
Anna Bereuter (citizen of Austria)	Director, KRP Corporate Services Trust reg.; Director, Kaiser Ritter Partner Trust Services Anstalt (Trust Company)	c/o Pflugstrasse 10/12 FL-9490 Vaduz Liechtenstein

Executive Officers and Directors of Fair Enterprise Limited

The following table sets forth the name, business address and present principal occupation of each director and executive officer of Fair Enterprise Limited. Citizenship of each Director and/or Officer is set out below.

Name	Principal Occupation	Business Address

EFG Trust Company Limited (incorporated in Jersey)	Financial services Limited provider	c/o EFG Reads Trust Company Limited P.O. Box 641, No. 1 Seaton Place St. Helier, Jersey JE4 8YJ

EFG Corporate Services Limited (incorporated in Jersey)	Financial services Limited provider	c/o EFG Reads Trust Company Limited P.O. Box 641, No. 1 Seaton Place St. Helier, Jersey JE4 8YJ
EFG Secretaries Limited (incorporated in Jersey)	Financial services Limited provider	c/o EFG Reads Trust Company Limited P.O. Box 641, No. 1 Seaton Place St. Helier, Jersey JE4 8YJ

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D/A reporting a material change in facts, and any further amendments related thereto, and hereby affirm that such Statement on Schedule 13D/A and any such further amendments are being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: June 30, 2011

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
	Name:	Frank Stronach
	Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Frank Stronach
	Name:	Frank Stronach
	Title:	Authorized Signing Officer

2272769 ONTARIO INC.

By:	/s/ Frank Stronach
	Name:	Frank Stronach
	Title:	Authorized Signing Officer

2272804 ONTARIO INC.

By:	/s/ Frank Stronach
	Name:	Frank Stronach
	Title:	Authorized Signing Officer

BERGENIE ANSTALT

By:	KRP Corporate Services Trust reg. Director of Bergenie Anstalt

By:	/s/ Peter Meyer
	Name:	Peter Meyer - Director
	Title:	Authorized Signing Officer

By:	/s/ Anna Bereuter
	Name:	Anna Bereuter – Director
	Title:	Authorized Signing Officer

FAIR ENTERPRISE LIMITED

By:	/s/ Kevin Mercury
	Name:	Kevin Mercury
	Title:	EFG Trust Company Limited - Director
Authorized Signing Officer

By:
	Name:	Sharon Burrows
	Title:	EFG Trust Company Limited - Director
Authorized Signing Officer

Exhibit B

TRANSFER AGREEMENT

Between

MI DEVELOPMENTS INC.

- and -

2272804 ONTARIO INC.

- and -

2272769 ONTARIO INC.

- and -

445327 ONTARIO LIMITED

- and -

THE STRONACH TRUST

June 30, 2011

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

1.1	Defined Terms	2
1.2	Construction	7
1.3	Currency	7
1.4	The Trust	8
1.5	Schedules	8

ARTICLE 2
PURCHASE AND SALE OF TRANSFERRED ASSETS

2.1	Purchase and Sale of Transferred Assets	8
2.2	Assumption of Obligations	8
2.3	Consideration for Transferred Assets	8
2.4	As Is, Where Is	9
2.5	Consents Not Received by Effective Date	10
2.6	Taxes, Fees and Expenses	11
2.7	Income Tax Election	11

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of MID	11
3.2	Representations and Warranties of the Stronach Parties	13
3.3	Survival of Representations and Warranties and Covenants	14

ARTICLE 4
COVENANTS

4.1	Change and Use of Name	15
4.2	Books and Records	15
4.3	Real Property Deliveries	15

ARTICLE 5
CLOSING ARRANGEMENTS

5.1	Date and Place of Closing	17
5.2	MID Deliveries	17
5.3	Stronach Parties Deliveries	17
5.4	Resignations	18

ARTICLE 6
INDEMNIFICATION

6.1	Indemnification by the Stronach Parties	18
6.2	Indemnification by MID	18
6.3	Notice of Claim	19

6.4	Direct Claims	19
6.5	Third Party Claims	19
6.6	Exclusivity	20

ARTICLE 7
RIGHT OF REFUSAL

7.1	Right of Refusal	21
7.2	Exceptions to Rights of Refusal	22

ARTICLE 8
MISCELLANEOUS

8.1	Amendment	22
8.2	Waiver	22
8.3	Notices	22
8.4	Severability	24
8.5	Entire Agreement	24
8.6	Assignment	24
8.7	Governing Law	25
8.8	Specific Performance	25
8.9	Contra Proferentum	25
8.10	Further Assurances	25
8.11	No Third Party Beneficiaries	26
8.12	Time of Essence	26
8.13	Counterparts	26

- ii -

TRANSFER AGREEMENT

THIS AGREEMENT made as of the 30th day of June, 2011.

B E T W E E N:

MI DEVELOPMENTS INC.,

a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as “MID”),

- and -

2272804 ONTARIO INC.,

a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as “445 Subco”),

- and -

2272769 ONTARIO INC.,

a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as “445 Newco”),

- and -

445327 ONTARIO LIMITED,

a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as “445”),

- and -

THE STRONACH TRUST,

a trust existing under the laws of the Province of Ontario,

(hereinafter referred to as the “Trust”).

WHEREAS the board of directors of MID received a reorganization proposal from the holders of its Class A Shares representing in excess of 50% of the Class A Shares and supported by 445, MID’s controlling shareholder which is controlled by the Trust, providing for, among other things, the elimination of MID’s dual class share structure pursuant to a plan of arrangement under section 182 of the Business Corporations Act (Ontario);

AND WHEREAS the Arrangement Resolution has been approved by the Shareholders in accordance with the Interim Order, and the Court has granted the Final Order approving the Arrangement;

AND WHEREAS as one of the steps of the Plan of Arrangement, MID wishes to transfer to 445 Subco on the Effective Date the Transferred Assets in consideration for the 445 Subco Preference Shares and the assumption by 445 Subco of the Assumed Liabilities;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, agreements, representations and warranties and indemnities herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Defined Terms

For purposes of this Agreement, unless the context otherwise requires, the capitalized terms used but not otherwise defined herein shall have the meanings set out in the Plan of Arrangement and the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“445 Subco Preference Shares” means 1,000 Class A Preference Shares in the capital of 445 Subco;

“445 Subco Cash Assets” has the meaning assigned in the Arrangement Agreement;”

“445 Subco Business Assets” has the meaning assigned in the Arrangement Agreement;”

“Acceptance” has the meaning given thereto in Section 7.1;

“Additional Assumed Liabilities” means the additional Assumed Liabilities as determined pursuant to Section 2.4;

“Affiliate” means, with respect to a person, another person which is controlled by, controls or is under common control with the first mentioned person, and “control” for this purpose means: (a) the ownership of or control or direction over, directly or indirectly, more than 50% of the voting power attached to the outstanding voting securities of the relevant person or of sufficient voting securities of such person that the holder has the right to control the election or appointment of a majority of the directors or persons acting in a substantially similar capacity (if applicable) of such person; and (b) the ability to control the management and affairs of the relevant person;

“Applicable Laws” means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactments, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter;

“Arrangement Agreement” means the arrangement agreement dated January 31, 2011 with respect to the Plan of Arrangement among MID, 445 and the Trust;

“Assumed Development Liabilities” means all of the liabilities and obligations of MID (whether accrued, contingent or otherwise) relating to the Purchased Ontario Real Properties, but excluding (i) the MID Head Office and (ii) any liabilities of MID for income taxes in respect of the disposition of the Purchased Ontario Real Properties pursuant to this Agreement, and any liabilities of MID for costs, expenses or taxes pursuant to Section 6.3 of the Arrangement Agreement;

“Assumed Liabilities” means the Assumed Development Liabilities and the Additional Assumed Liabilities;

“Assumed Liabilities Adjustment Date” means August 31, 2011 or such other date no later than October 31, 2011 as MID and 445 Newco agree to;

“Books and Records” has the meaning given thereto in Section 4.2;

“Buildings” means the plants, buildings, structures, improvements, parking lots, roadways, fixed machinery, fixed equipment, and all appurtenances and other fixtures on or forming part of the Development Properties and in respect only of 455 Magna Drive, also includes all tangible personal property owned by MID that is located at that property;

“Claim” has the meaning given thereto in Section 6.3;

“Consents” means any and all consents, approvals, orders, authorizations, declarations or filings with or of any Governmental Entity or other person required, whether under Applicable Laws, Contract or otherwise, to permit (i) the transfer or assignment to 445 Subco of any of the Transferred Assets or (ii) the ownership or operation of any of the Development Property Companies or any corporation or property in the Raceco Group immediately following the transfer of the Transferred Assets pursuant to this Agreement and, without limiting the forgoing, includes any Severance Approval;

“Contract” means any agreement, indenture, contract, lease, deed of trust, license, option, instrument or other commitment, whether written or oral;

“CRA Policies” has the meaning assigned in the Arrangement Agreement;

“Current Liabilities” means those liabilities of MID which are owing by it at the Effective Time and which under the CRA Policies would be deducted in determining the net cash and near cash assets of MID at that time;

“Development Properties” means the Foreign Development Properties and the Purchased Ontario Real Properties;

“Development Property Companies” means the entities set out in Schedule A under the heading Development Property Company;

“Direct Claim” has the meaning given thereto in Section 6.3;

“Effective Time” has the meaning assigned in the Arrangement Agreement;”

“Foreign Development Properties” means the development properties set out in Schedule A under the heading Foreign Development Property, and includes all Buildings located thereon;

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) self-regulatory organization or stock exchange, including the Toronto Stock Exchange and the New York Stock Exchange, (iii) subdivision, agent, commission, board or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Indemnified Party” has the meaning given thereto in Section 6.3;

“Indemnifying Party” has the meaning given thereto in Section 6.3;

“Lien” means any lien, encumbrance, charge, hypothec, pledge, mortgage, security interest of any nature, adverse claim, easement, right of occupation, any matter capable of registration against title, right of pre-emption, privilege or any contract to create any of the foregoing;

“Losses” means, in respect of any matter, all claims, causes of action, demands, proceedings, losses, damages, liabilities, deficiencies, fines, orders, costs and expenses (including, without limitation, all reasonable legal and other reasonable professional fees and disbursements, interest, penalties and amounts paid in settlement) and judgments arising directly or indirectly as a consequence of such matter;

“Magna” has the meaning given thereto in Section 7.1;

“Magna ROFR” has the meaning given thereto in Section 7.1;

“MID Head Office” means the property located at 455 Magna Drive, Aurora, Ontario. Part of PIN 03642-3278 (LT), Part Lot 20, Conc. 2 (AW), (being Plan Area D on the site plan for the Aurora lands dated January 25, 2011);

“MID Group” means MID and its Subsidiaries;

“Milton Properties” means the vacant land adjacent to 365 Market Drive, Milton. Parts of PIN 24975-0114 (LT) and PIN 24975-0115, Part Lot 2, Conc. 2, Esquesing (Karamax West), beneficially owned by 1239953 Ontario Inc., a wholly owned subsidiary of MID;

“Offer” has the meaning given thereto in Section 7.1;

“Option and Right of First Refusal Agreements” means the agreements pursuant to which MID (in the case of (i) to (iii) below) and “20008 Austco” Liegenschaftsbesitz GmbH (in the case of (iv) below) is granted an option to purchase and a right of first refusal in respect of: (i) the Milton Properties, including the portion conveyed pursuant to item 7 of Schedule B to this Agreement, (ii) the Tesma Campus described in item 5 of Schedule B to this Agreement, (iii) the Jane/Rutherford land adjacent to 401 Caldari Road described in item 4 of Schedule B to this Agreement and (iv) approximately 10 acres of the land adjacent to 164 Neudorf, Ilz Austria as described in Schedule A to this agreement in accordance with the terms and conditions provided for in each such Option and Right of First Refusal Agreement;

“person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement under section 182 of the Business Corporations Act (Ontario) involving MID and its shareholders attached to the articles of arrangement of MID dated the date hereof;

“proceeding” means any action, claim, demand, lawsuit, assessment, hearing, arbitration, judgment, award, decree, order, injunction, prosecution and investigation, or other similar proceeding;

“Purchase Price” has the meaning given thereto in Section 2.3;

“Purchased Ontario Real Properties” means the real properties set out in Schedule B, together with all Buildings located thereon, and includes all rights under Contracts, licences, permits and Governmental Entity approvals and all prepayments relating to the Purchased Ontario Real Properties and all funds and property received, receivable or created after December 31, 2010 (or in the case of the MID Head Office, June 30, 2011) from, in substitution for or otherwise in respect of the properties set out in Schedule B;

“Purchased Shares” means the shares set out in Schedule C;

“Raceco” means MI Developments US Holdings Inc., a corporation existing under the laws of the state of Delaware;

“Raceco Group” means Raceco and its Subsidiaries;

“Racing and Gaming Business” means the horseracing and gaming business of MID including: (a) the ownership and operation of four thoroughbred racetracks located in the U.S., as well as the simulcast wagering venues at these tracks, which consist of: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and Portland Meadows; (b) the operation of XpressBet®, an account wagering business, AmTote, a provider of totalisator services to the pari-mutuel industry and a thoroughbred training centre in Palm Meadows, Florida; (c) a 50% joint venture interest in The Village at Gulfstream Park, an outdoor shopping and entertainment centre located adjacent to Gulfstream Park; (d) a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television network focused on horse racing; and (e) a 51% joint venture interest in Maryland RE & R LLC, which is engaged in real estate and racing operations and owns two thoroughbred racetracks, Pimlico Race Course and Laurel Park, as well as a thoroughbred training centre at Bowie, Maryland and a 49% joint venture interest in Laurel Gaming LLC, which was established to pursue gaming opportunities at the Maryland Jockey Club;

“Real Estate Business” means the real estate business of MID, excluding any business related to the Development Properties and the Milton Properties;

“ROFR Property” has the meaning given thereto in Section 7.1;

“Severance Approvals” means, such approvals as may be required under Applicable Laws in each case to sever for conveyancing purposes the Foreign Development Properties and/or the Purchased Ontario Real Properties from any adjacent real property in common legal or beneficial ownership therewith to permit the lawful transfer to 445 Subco, or as it may direct, and, for the purposes of the Purchased Ontario Real Properties, shall expressly include any approval required under the subdivision control provisions of Part VI of the Planning Act (Ontario), including a “consent” pursuant to Subsection 50(3) of such Act;

“Stronach Parties” means 445 Newco, 445 Subco, 445 and the Trust;

“Subsidiary” means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such person and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

“Tax Act” means the Income Tax Act (Canada);

“Third Party” has the meaning given thereto in Section 6.3;

“Third Party Claim” has the meaning given thereto in Section 6.3;

“Third Party Purchaser” has the meaning given thereto in Section 7.1; and

“Total MID Cash Assets” has the meaning assigned in the Arrangement Agreement;”

“Total MID Business Assets” has the meaning assigned in the Arrangement Agreement;”

“Transferred Assets” means (a) the Purchased Shares, (b) beneficial ownership of the Purchased Ontario Real Properties and (c) any amounts owing to MID or its Subsidiaries (excluding the Raceco Group) by Raceco or its Subsidiaries.

1.2	Construction

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)	references to a “Section” or a “Schedule” are references to a Section of or Schedule to this Agreement;

(c)	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)	if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(f)	a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto time) on the last day of the period if the period is a Business Day or at 4:30 p.m. on the next Business Day if the last day of the period does not fall on a Business Day;

(g)	the terms “material” and “materially” shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a Party and its Subsidiaries, taken as a whole;

(h)	references to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislation provision substituted therefore and all regulations, rules and interpretations issued thereunder or pursuant thereto;

(i)	references to any agreement or document shall be to such agreement or document (together with the schedules and exhibits attached thereto), as it may have been or may hereafter be amended, modified, supplemented, waived or restated from time to time; and

(j)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

1.3	Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in United States dollars.

1.4	The Trust

In this Agreement, where the context so permits, references to “the Trust” shall mean the trustees of the Trust, from time to time, acting in their capacities as trustees, and not in their personal capacities.

1.5	Schedules

The following Schedules are attached to and form an integral part of this Agreement:

Schedule A	Development Property Companies
Schedule B	Purchased Ontario Real Properties
Schedule C	Purchased Shares
Schedule D	Excluded Development Properties

ARTICLE 2

PURCHASE AND SALE OF TRANSFERRED ASSETS

2.1	Purchase and Sale of Transferred Assets

Subject to the terms and conditions of this Agreement, MID hereby agrees to sell, assign and transfer to 445 Subco, and 445 Subco agrees to purchase from MID on the Effective Date and at the time provided for in the Plan of Arrangement, the Transferred Assets.

2.2	Assumption of Obligations

Subject to the terms and conditions of this Agreement, 445 Subco hereby agrees to assume, satisfy, pay and perform the Assumed Liabilities.

2.3	Consideration for Transferred Assets

The consideration payable to MID for the Transferred Assets shall be the 445 Subco Preference Shares, the assumption of the Assumed Liabilities by 445 Subco pursuant to Section 2.2 and the grant of an option to acquire and the grant of a right of first refusal over certain properties to MID as set out in the Option and Right of First Refusal Agreement (the “Purchase Price”). The Purchase Price shall be satisfied on the Effective Date by the issuance of the 445 Subco Preference Shares to MID, the assumption of the Assumed Liabilities by 445 Subco pursuant to Section 2.2 (including, for greater certainty, the assumption of the Additional Assumed Liabilities as of the date of this Agreement), the execution (on the date hereof) of the Option and Right of First Refusal Agreements referred to in (ii) to (iii) of the definition of that phrase and the execution (on the date of acquisition of the Milton Properties by 445 Subco or its successor) of the Option and Right of First Refusal Agreements referred to in (i) of the definition of that phrase.

2.4	Assumed Liabilities Amount

The amount of the Additional Assumed Liabilities shall be the amount that will result in the indirect transfer of property by MID to 445 Newco pursuant to the reorganization contemplated in the Arrangement Agreement complying with the definition of “distribution” in subsection 55(1) of the Tax Act and the CRA Policies such that such indirect transfer results in the proportion that the 445 Subco Cash Assets is of the Total MID Cash Assets (the “Cash Proportion”) being equal to the proportion that the 445 Subco Business Assets is of the Total MID Business Assets (the “Business Proportion”). Prior to the Assumed Liabilities Adjustment Date, the parties shall review the final accounting information for MID and its subsidiaries as of the Effective Time and if 445 Newco determines, acting reasonably, that, based on not including any additional Assumed Liabilities in the Assumed Liabilities, the Cash Proportion exceeds the Business Proportion, then:

(a)	the amount of the Assumed Liabilities shall be increased as of the Effective Time, in order that the Cash Proportion determined after such increase is equal to the Business Proportion determined after such increase, by such amount as the parties agree acting reasonably; and

(b)	if there are additional Assumed Liabilities pursuant to paragraph (a) above (the “Additional Assumed Liabilities”), then Current Liabilities (not already included in the Assumed Liabilities) aggregating an amount equal to that of the Additional Assumed Liabilities shall be designated (and described with sufficient particularity to unambiguously distinguish them from Current Liabilities that are already included in the Assumed Liabilities) by MID (acting reasonably) by notice emailed or provided by written notice to 445 Subco forthwith on or after the Assumed Liabilities Adjustment Date, so that such designated Additional Assumed Liabilities shall be included in the Assumed Liabilities that were assumed by 445 Subco as at the Effective Time.

2.5	As Is, Where Is

Each of the Stronach Parties acknowledges and agrees that:

(a)	in entering into this Agreement, except for the representations and warranties of MID expressly set out in Section 3.1, the Stronach Parties have relied and will continue to rely solely upon their own inspections, investigations and other due diligence with respect to the Transferred Assets, the Racing and Gaming Business and the Development Properties;

(b)	the Development Properties are being sold, assigned and transferred to 445 Subco subject to any conditions that may be imposed pursuant to the Severance Approvals, including, without limitation, any required dedication of a parcel of any such Development Properties to a Governmental Entity;

(c)

the Transferred Assets, the Racing and Gaming Business and the Development Properties are being purchased and assumed on an “as is, where is” basis, without any representation or warranty , whether express or implied by this Agreement or at law, except for the representations and warranties of MID expressly set out in Section 3.1 of this Agreement. For greater certainty, except as expressly set out in Section 3.1 of this Agreement, MID makes no representations, warranties or covenants, express, implied or statutory, of any kind whatsoever with respect to the Transferred Assets, the Racing and Gaming Business or the Development

Properties, including without limitation, representation, warranty or covenant as to title, use of the Transferred Assets, the Racing and Gaming Business or the Development Properties for the Stronach Parties’ intended use, the condition of the Transferred Assets, the Racing and Gaming Business or the Development Properties, past or present use, development, investment potential, compliance with any Applicable Laws, present or future zoning, the presence or absence of hazardous substances, the availability of utilities, habitability, merchantability, fitness or suitability for any purpose whatsoever, or any other matter with respect to the Transferred Assets, the Racing and Gaming Business or the Development Properties, all of which are hereby expressly disclaimed by MID;

(d)	except for the representations and warranties of MID expressly set out in Section 3.1, MID makes no representations or warranties concerning any statements made or information delivered or made available to the Stronach Parties (whether by MID, its solicitors or any other agents, or representatives or advisors of MID or any of its Affiliates, or any other person) with respect to the Transferred Assets, the Racing and Gaming Business or the Development Properties; and

(e)	except as otherwise expressly provided for in this Agreement, the Arrangement Agreement or the Plan of Arrangement, MID shall have no obligations or responsibility to the Stronach Parties after the Effective Date with respect to any matter relating to the Transferred Assets, the Racing and Gaming Business or the Development Properties or the condition thereof.

The provisions of this Section 2.5 shall survive the Effective Date without limitation as to time.

2.6	Consents Not Received by Effective Date

If any Consent is not received on or before the Effective Date, the legal transfer or assignment of the applicable Transferred Asset or Development Property will not be effective until the applicable Consent has been received and such Transferred Assets or Development Property will be held by MID or its applicable Subsidiary on and following the Effective Date in trust for the benefit and exclusive use of 445 Subco, its applicable Subsidiary or the applicable Development Property Company. On and following the Effective Date, 445 Subco shall take carriage of the applicable application for the Consent as agent for MID and shall use its commercially reasonable efforts to obtain the Consent, and MID shall cooperate with 445 Subco in connection with such efforts and shall use its best efforts to assist 445 Subco in obtaining such Consent. Until such time as the requisite legal transfer or assignment is effected, MID or its applicable Subsidiary shall not deal in any way with the applicable Transferred Asset or Development Property without the express prior written consent of 445 Subco (except as required by Applicable Laws) and MID or its applicable Subsidiary shall take direction from 445 Subco regarding all dealings in respect of the applicable Transferred Asset or Development Property. In addition, 445 Subco and MID shall negotiate in good faith, each acting reasonably, a ground lease for the applicable Development Property with a term commencing on the Effective Date and expiring on the earlier of the date upon which the requisite legal transfer or assignment is effected and the date that is 21 years less one day after the Effective Date and with a net rent of $1.00 for the term. For greater certainty, subject to Section 6.3 of the Arrangement Agreement, all costs, expenses and taxes in respect of such applicable Transferred Asset or Development Property shall be borne by 445 Subco from and after the Effective Date.

2.7	Taxes, Fees and Expenses

The taxes, fees and expenses of the parties in connection with the transactions contemplated herein shall be subject to Section 6.3 of the Arrangement Agreement.

2.8	Income Tax Election

MID and 445 Subco will, in the form and within the time limits prescribed for such purposes, jointly execute and file in the appropriate office of the Canada Revenue Agency, an election pursuant to Section 85 of the Tax Act in respect of those Transferred Assets which are “eligible property” (as defined in the Tax Act and any proposals by the Department of Finance to amend the Tax Act, including by comfort letter) and in that election will elect for each such Transferred Asset such amount as MID may determine, acting reasonably, provided that the amount will be within the limits specified in paragraphs 85(1)(b), (c), (c.1), (d) and (e) of the Tax Act, provided that in the case of the MID Head Office comprising land, building and other depreciable assets, the elected amount shall be the fair market value of each such asset. Notwithstanding the foregoing provisions of this Section 2.8, no election under Section 85 shall be made in respect of any Transferred Asset which is an “eligible property” by virtue only of a comfort letter of the Department of Finance received prior to the date on which such election in respect of the Transferred Asset is filed if (i) the effect of so electing in respect of each such Transferred Asset and designating an elected amounts for such asset equal to the lesser of its fair market value and cost amount for purposes of the Tax Act would be that the cash or near cash assets of MID determined in accordance with the CRA Policies and after giving effect to the direct or indirect transfer of property to 445 Newco would be increased as at the Effective Date and (ii) 445 Newco, acting reasonably, determines that such increase may reasonably be considered to significantly increase the risk that the reorganization effected pursuant to the Arrangement Agreement will not qualify for favourable treatment (as a qualifying butterfly reorganization) under paragraph 55(3)(b) of the Tax Act.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of MID

MID hereby represents and warrants to the Stronach Parties as follows and acknowledges that the Stronach Parties are relying on such representations and warranties in connection with entering into this Agreement and completing the transactions contemplated hereby:

(a)	Existence. MID is organized and validly existing under the laws of the Province of Ontario and has all necessary corporate power to own the Transferred Assets and to execute, deliver and perform its obligations under this Agreement.

(b)

Corporate Authority and Enforceability. MID has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by MID and is a legal, valid and binding obligation of MID, enforceable against MID by the other parties hereto in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of the MID Group under (i) any material contract to which a member of the MID Group is a party, (ii) any provision of the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders or similar organizational document of any member of the MID Group, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over any member of the MID Group or (iv) any Applicable Laws, except with respect to clauses (i), (iii) and (iv) above, for any such breaches, violations, defaults, conflicts or other occurrences that do not constitute a Material Adverse Change (as defined in the Arrangement Agreement).

(d)	No Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained or made, as the case may be, by any member of the MID Group in connection with the execution and delivery of this Agreement or the consummation by MID of the transactions contemplated by this Agreement, other than (i) consents, approvals, orders, authorizations, declarations or filings that have already been obtained or made and (ii) as may be required in connection with racing, gaming or liquor licenses of the Racing and Gaming Business and in connection with severing real property for conveyancing purposes.

(e)	Ownership of Transferred Assets. MID is the beneficial and, with the exception of any portion of the Development Properties held in trust for MID by the Development Property Companies as trustees, the legal owner of the Transferred Assets.

(f)	No Other Agreement to Purchase. No person (other than 445 Subco pursuant hereto) has any written or oral agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase or acquisition from MID or its Subsidiaries of any of the Transferred Assets.

(g)

Development Property Companies. Each of the Development Property Companies is organized and validly existing under the laws of its jurisdiction of formation. The authorized and issued share or other capital of each of the Development Property Companies is as is set out in Schedule A, all of which are fully paid and non-assessable. The registered and beneficial owners of the issued and outstanding shares or other interests of each of the Development

Property Companies are as set out in Schedule A. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating any of the Development Property Companies to issue or sell any shares, securities or obligations of any kind convertible into or exchangeable for any shares or other securities of such Development Property Company. The applicable Development Property Company is the beneficial owner of the applicable Foreign Development Property as set out in Schedule A.

(h)	Development Properties. The Development Properties (excluding the MID Head Office) and the Milton Properties comprise all of the properties that are described under “Real Estate Business – Development Properties” in note 6(a) to MID’s interim consolidated financial statements for the three and nine month periods ended September 30, 2010 as having a book value of $174.462 million as at September 30, 2010, except that the properties set out in Schedule D which were included in such note 6(a) are not included in the Development Properties.

(i)	Raceco. Raceco is organized and validly existing under the laws of Delaware. The authorized share capital of Raceco is an unlimited number of shares of common stock, of which 1,800 shares of common stock are issued and outstanding, all of which are fully paid and non-assessable. MID is the registered and beneficial owner of such shares of common stock. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating Raceco to issue or sell any shares, securities or obligations of any kind convertible into or exchangeable for any shares or other securities of Raceco. MID does not carry on any Racing and Gaming Business other than through the Raceco Group. Neither MID nor any of its Subsidiaries (other than the Raceco Group) own or lease any assets used in connection with or otherwise relating to the Racing and Gaming Business, other than the shares of common stock of Raceco.

(j)	HST Registration. MID is a registrant for the purposes of the Excise Tax Act (Canada), and its registration number is 890447022RT90001. MID is a taxable Canadian corporation and a resident of Canada for the purposes of the Tax Act.

3.2	Representations and Warranties of the Stronach Parties

The Stronach Parties hereby jointly and severally represent and warrant to MID as follows and acknowledge that MID is relying on such representations and warranties in connection with entering into this Agreement and completing the transactions contemplated hereby:

(a)	Existence. Each of the Stronach Parties is organized and validly existing under the laws of its jurisdiction of formation and has all necessary corporate or other power to execute, deliver and perform its obligations under this Agreement.

(b)	Corporate Authority and Enforceability. Each Stronach Party has taken all necessary corporate or other action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by each Stronach Party and is a legal, valid and binding obligation of each Stronach Party, enforceable against it by MID in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of any Stronach Party under (i) any material contract to which a Stronach Party is a party, (ii) any provision of the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders or similar organizational document of a Stronach Party, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over any Stronach Party or (iv) any Applicable Laws.

(d)	No Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by any Stronach Party in connection with the execution and delivery of this Agreement or the consummation by the Stronach Parties of the transactions contemplated by this Agreement, other than (i) consents, approvals, orders, authorizations, declarations or filings that have already been obtained or made and (ii) as may be required in connection with racing, gaming or liquor licenses of the Racing and Gaming Business and in connection with severing real property for conveyancing purposes.

(e)	445 Subco Preference Shares. The authorized share capital of 445 Subco consists of an unlimited number of common shares and 1,000 Class A preference shares, of which the only shares issued and outstanding are 100 common shares and the 445 Subco Preference Shares, all of which are fully paid and non-assessable. The 445 Subco Preference Shares have been validly issued as fully paid and non-assessable shares in the capital of 445 Subco.

(f)	HST Registration. 445 Subco is a registrant for the purposes of the Excise Tax Act (Canada), and its registration number is 828078600RT0001. 445 Subco is a taxable Canadian corporation and a resident of Canada for the purposes of the Tax Act.

3.3	Survival of Representations and Warranties and Covenants

The representations and warranties contained in this Agreement shall survive the Effective Date and shall continue in full force and effect for the applicable limitation period. Except to the extent they have been fully performed at or prior to the Effective Date, the covenants of the parties contained in this Agreement and any agreement, instrument, certificate or other document executed or delivered pursuant hereto shall survive the Effective Date and shall continue in full force and effect indefinitely after the Effective Date.

ARTICLE 4

COVENANTS

4.1	Change and Use of Name

The Stronach Parties agree that within 90 days from the Effective Date they shall cause the Transferred Assets to cease any use of, and they shall not use or permit any of their Affiliates to use the name “MI Developments”, “MID” or any derivatives thereof in the style or manner in which they represent themselves or conduct their business.

4.2	Books and Records

All books, records, data, reports and other documents and materials in the possession of the MID Group relating or pertaining to any of the Transferred Assets, any of the Development Property Companies, Raceco or any of their Subsidiaries (the “Books and Records”) shall be delivered to 445 Subco (or retained in the Raceco Group) on the Effective Date. Notwithstanding the foregoing, MID shall be entitled to keep copies (or originals of and supply copies to 445 Subco) of any such Books and Records required to be kept by MID or its Subsidiaries pursuant to Applicable Laws or to file tax returns or make other governmental filings.

4.3	Real Property Deliveries

Without limiting the provisions of Section 4.2 in respect of Books and Records, MID shall, in respect of the Development Properties and the real property of Raceco and its Subsidiaries (to the extent that Raceco or its Subsidiaries are not in possession of such documents), deliver to 445 Subco on the Effective Date the following documents, to the extent within the possession or control of any member of the MID Group:

(a)	all plans, specifications and drawings for all Buildings and all reports relating to the physical condition thereof;

(b)	copies of any reports relating to the environmental or geotechnical condition of the Development Properties;

(c)	copies of any existing surveys, including building location surveys, or surveyor’s real property reports for the Development Properties;

(d)	copies of any current realty tax assessment notices and tax bills relating to the Development Properties together with reasonable detail of any outstanding complaints, applications, reconsiderations of assessments or appeals made by or on behalf of the owners of the Development Properties or by a tenant or by the applicabletax officer or assessor relating to the assessment of property taxes in respect of the Development Properties including any application to the relevant Governmental Entity for a cancellation, reduction or refund of all or a portion of property taxes with respect to the current or prior year;

(e)	complete and accurate copies of any leases, agreements to lease, lease amending agreements, other tenancy agreements affecting the Development Properties;

(f)	details and copies of any outstanding letters of credit or other security or deposits currently held to secure the obligations of any tenants under such leases as well as particulars of any outstanding tenant inducements, allowances, rent free periods, rent abatements, lease take over obligations, tenant improvement obligations, or other subsidies or inducements to which any tenant may be entitled under any such lease;

(g)	copies of all Contracts to which such member of the MID Group is a party affecting the Development Properties, or any of them, including without limitation, any warranties relating to the Buildings, Contracts relating to security, fire alarms, fire safety equipment, garbage removal, janitorial services, pest control and snow removal/landscaping;

(h)	copies of all capital and income expense statements, whether accountant prepared or internally prepared pertaining to the management and operation of the Development Properties during 2008, 2009 and 2010 (including receipted invoices for all amortized capital expenditures) and copies all current capital and operating budgets for the Development Properties for the current calendar year, together with a statement of actual gross revenues and operating costs for the Development Properties for calendar 2008, 2009 and 2010 and for such period of months in the current calendar year as for which same are available, as prepared internally;

(i)	copies of work orders, notices, directives or letters of non-compliance or any other reports issued by any Governmental Entity affecting the Development Properties, if any, including, without limitation, any such items relating specifically to building, zoning, fire, health and elevator inspections, together with copies of all building, occupancy and operating permits, licences, consents or authorizations, if any, with respect to the Development Properties, and together with copies of any notices or other correspondence with any Governmental Entity in respect of such work orders, notices, directives, licences, permits, consents or authorizations, which are in the possession or control of any member of the MID Group;

(j)	copies of any existing title insurance policy and/or solicitor’s title opinions previously issued or delivered, as the case may be, in respect of the Development Properties, whether in favour of the registered owners of the Development Properties or any mortgagee thereof; and

(k)	such other material documents, reports or information relating to the Development Properties and the ownership, maintenance or operation thereof as may be reasonably requested by 445 Subco and as may be within the possession or control of any of the MID Group.

ARTICLE 5

CLOSING ARRANGEMENTS

5.1	Date and Place of Closing

The closing of the transactions contemplated by this Agreement shall occur on the Effective Date and as one of the steps of the Plan of Arrangement. The closing shall take place in the offices of Davies Ward Phillips & Vineberg LLP at Suite 4400, 1 First Canadian Place, Toronto, Ontario or at such other location as may be agreed upon by the parties.

5.2	MID Deliveries

On the Effective Date, MID shall deliver the following to 445 Subco:

(a)	a receipt of MID acknowledging receipt of the 445 Subco Preference Shares;

(b)	transfer documents duly executed and delivered by MID to transfer and convey to 445 Subco the Transferred Assets, in form and substance satisfactory to 445 Subco, acting reasonably;

(c)	the share or other certificates representing the Purchased Shares together with such resolutions of directors consenting to the transfer, assignments or other instruments of transfer duly endorsed in blank, or share powers or other instruments of transfer duly executed in blank, and otherwise in form and substance reasonably acceptable to 445 Subco for transfer of the Purchased Shares to 445 Subco;

(d)	the Books and Records pursuant to Section 4.2;

(e)	the notice in respect of Additional Initially Assumed Liabilities referred to in the definition of that term; and

(f)	the deliveries in respect of the Development Properties pursuant to Section 4.3.

5.3	Stronach Parties Deliveries

On the Effective Date, 445 Subco shall deliver the following to MID:

(a)	a receipt of 445 Subco acknowledging receipt of the Transferred Assets;

(b)	the share certificate representing the 445 Subco Preference Shares registered in the name of MID; and

(c)	duly authorized and executed copies of the Option and Right of First Refusal Agreements referred to in (ii) and (iii) of the definition of that phrase; and

(d)	payment to MID of all HST that is applicable to the transfer to it under this Agreement of tangible personal property.

5.4	Resignations

MID shall use its commercially reasonable efforts to obtain the resignations of such directors of each of the Development Property Companies, Raceco and the Subsidiaries of Raceco as may be requested by 445 Subco.

ARTICLE 6

INDEMNIFICATION

6.1	Indemnification by the Stronach Parties

The Stronach Parties hereby agree to jointly and severally indemnify and save harmless MID, its Subsidiaries and the officers, directors and employees of MID and its Subsidiaries from and against all Losses suffered or incurred by such persons as a result of or arising directly or indirectly out of or in connection with:

(a)	any breach or inaccuracy of any representation or warranty of any Stronach Party contained in this Agreement or in any document, instrument or agreement delivered pursuant hereto;

(b)	any breach or non-performance by any Stronach Party of any covenant or obligation to be performed by any Stronach Party which is contained in this Agreement or in any document, instrument or agreement delivered pursuant hereto;

(c)	any failure by 445 Subco to pay, satisfy, discharge, perform or fulfil any of the Assumed Liabilities; and

(d)	the Transferred Assets, the operations of the Transferred Assets, including the Racing and Gaming Business and the Development Properties, whether in respect of the period prior to, or on and after, the Effective Date, including the actions, investigations or proceedings listed in the disclosure letter dated the date hereof delivered by MID to 445 and the Trust.

provided, however, that the Stronach Parties shall not be required to indemnify or save harmless the indemnified persons pursuant to paragraph (a) above unless MID shall have provided notice to the Stronach Parties in accordance with Section 6.3 on or prior to the expiration of the applicable time period related to such representation and warranty as set out in Section 3.3.

6.2	Indemnification by MID

MID hereby agrees to indemnify and save harmless the Stronach Parties, their Subsidiaries and the officers, directors and employees of the Stronach Parties and their Subsidiaries from and against all Losses suffered or incurred by such persons as a result of or arising directly or indirectly out of or in connection with:

(a)	any breach or inaccuracy of any representation or warranty of MID contained in this Agreement or in any document, instrument or agreement delivered pursuant hereto, excluding any breach or inaccuracy that 445 or the Trust had knowledge of on the date hereof;

(b)	any breach or non-performance by MID of any covenant or obligation to be performed by MID which is contained in this Agreement or in any document, instrument or agreement delivered pursuant hereto; and

(c)	the Real Estate Business and the operations of the Real Estate Business, whether in respect of the period prior to, or on and after, the Effective Date;

provided, however, that MID shall not be required to indemnify or save harmless the indemnified persons pursuant to paragraph (a) above unless a Stronach Party shall have provided notice to MID in accordance with Section 6.3 on or prior to the expiration of the applicable time period related to such representation and warranty as set out in Section 3.3.

6.3	Notice of Claim

In the event that a party (the “Indemnified Party”) shall become aware of any proceeding or other matter (collectively, a “Claim”) in respect of which the other party (the “Indemnifying Party”) agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. Such notice shall specify whether the Claim arises as a result of a claim by a person against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known. If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to contest effectively the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Losses incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give such notice on a timely basis.

6.4	Direct Claims

With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 60 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information in the possession of the Indemnified Party, as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such 60-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim, failing which the matter shall be referred to binding arbitration in such manner as the parties may agree or shall be determined by a court of competent jurisdiction.

6.5	Third Party Claims

(a) The Indemnifying Party shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defence of any Third Party Claim and if the

Indemnifying Party assumes control, it shall reimburse the Indemnified Party for all of the Indemnified Party’s out-of-pocket expenses prior to the time the Indemnifying Party assumed control. If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to actual or potential differing interests between them (such as the availability of different defences).

(b) If the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such control and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to the Third Party Claim.

(c) If any Third Party Claim is of a nature such that the Indemnified Party is required by Applicable Laws to incur losses or make a payment to any person (a “Third Party”) with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may incur such Losses or make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under such Third Party Claim, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after the receipt of the difference from the Third Party, pay the amount of such difference, together with any interest thereon paid by the Third Party to the Indemnified Party, to the Indemnifying Party. In addition, the Indemnifying Party shall post all security required by any court, regulatory body or other authority having jurisdiction, including without limitation, for purposes of enabling the Indemnifying Party to contest any Third Party Claim.

(d) If the Indemnifying Party fails to assume control of the defence of any Third Party Claim or defaults in respect of any of its obligations under this Section 6.5 with respect thereto, the Indemnified Party shall have the exclusive right to contest the amount claimed and may settle and pay the same on 14 days’ prior written notice to the Indemnifying Party and the Indemnifying Party shall, thereupon, be deemed to have agreed that such settlement is reasonable and may be agreed to by the Indemnified Party and all other persons liable in respect of the Third Party Claim unless within such 14-day period the Indemnifying Party notifies the Indemnified Party that it is assuming or reassuming control of such defence and thereafter assumes or reassumes such control and does not default.

(e) The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

6.6	Exclusivity

The provisions of this Article 6 shall apply to any Claim for breach of any covenant, representation, warranty or other provision of this Agreement or any agreement,

certificate or other document delivered pursuant hereto (other than a claim for specific performance or injunctive relief) with the intent that all such Claims shall be subject to the limitations and other provisions contained in this Article 6.

ARTICLE 7

RIGHT OF REFUSAL

7.1	Right of Refusal

If, and so often as, MID shall receive an offer from a bona fide arm’s length third party (the “Third Party Purchaser”) to purchase, directly or indirectly, all or any part of the properties owned, directly or indirectly, by MID and leased to Magna International Inc. or its Subsidiary (collectively, “Magna”) in Oberwaltersdorf Austria with the municipal address of Magna Strasse 1, or leased in the case of the property located in Aurora, Ontario with the municipal address of 337 and 375 Magna Drive, (each a “ROFR Property”), that MID is willing to accept (the “Offer”), and subject to Magna’s existing right of first refusal in respect of each ROFR Property, (the “Magna ROFR”), then:

(a)	Prior to accepting the Offer and following the expiry of the Magna ROFR, MID shall send a true and complete copy of the Offer to 445 Subco, who shall have 14 days from the receipt of the Offer, in 445 Subco’s sole and absolute discretion, to notify MID in writing that 445 Subco desires to purchase the ROFR Property specified in the Offer (the “Acceptance”), at the purchase price and on the same terms and conditions as set out in the Offer.

(b)	In the event that 445 Subco sends an Acceptance in accordance with the provisions of Section 7.1(a), then 445 Subco shall be obligated to purchase and MID shall be obligated to sell the Property as specified in the Offer, at the purchase price and upon the terms and conditions set out in the Offer.

(c)	In the event that 445 does not send an Acceptance within the 14-day period set out in Section 7.1(a), then MID shall be at liberty to accept the Offer as is or return it to the Third Party Purchaser with any non-material amendments or variations as MID in its sole and absolute discretion desires, including without limitation, a higher (but not lower) purchase price with no financial inducements other than as set out in the Offer. Provided however that any such sale to the Third Party Purchaser shall be closed in accordance with the terms and conditions of the Offer within six months after the expiry of: the 14-day period set out in the Magna ROFR for each ROFR Property, failing which 445 Subco’s right of refusal shall be automatically revived and 445 Subco shall be entitled to exercise its right of refusal provided for under this Section 7.1.

(d)	Upon closing of the transaction of a purchase and sale with the Third Party Purchaser within the time period set out in Section 7.1(c), 445 Subco’s right of refusal shall be extinguished and shall not continue with respect to any subsequent sales by the Third Party Purchaser of the applicable ROFR Property.

(e)	The right of refusal provided for in this Section 7.1 is hereby subordinated by 445 Subco to the Magna ROFR and any mortgage, charge, mortgage bond, debenture,

deed of trust or other security interest against the ROFR Property, whenever created, subject to the holder of any such security interest being subject to the right of refusal provided for in this section, and 445 Subco agrees to execute such documents and provide such further assurances as MID may from time to time reasonably request to evidence such subordination.

7.2	Exceptions to Rights of Refusal

Notwithstanding Section 7.1, MID shall be at liberty at any time to (a) convey all or any part of the ROFR Property or an easement thereon to a municipality or other governmental authority having jurisdiction for dedication as public roadway(s) and/or to convey lands and related works to a conservation authority or other governmental authority having jurisdiction for such purposes, or (b) transfer or convey registered or beneficial title to the ROFR Property or any part or parts thereof to any Subsidiary or Affiliate of MID, without, in each case, complying with the provisions of Section 7.1, provided that such Subsidiary or Affiliate first agrees in writing with 445 Subco to be bound by the right of refusal in favour of 445 Subco provided for herein. For greater certainty, Section 7.1 shall not apply to any transaction, whether by way of take-over bid, merger, consolidation, reconstruction, reorganization, arrangement, amalgamation, transfer, sale or otherwise providing for the acquisition of securities of MID.

ARTICLE 8

MISCELLANEOUS

8.1	Amendment

This Agreement may not be amended except by an instrument signed by each of the Parties.

8.2	Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. No failure or delay in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement

8.3	Notices

(a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

(i) if to MID:

MI Developments Inc.

455 Magna Drive, 2nd Floor

Aurora, Ontario

L4G 7A9

Attention:	Donald Cameron and Vito Ciraco
Telecopier No.:	(905) 726-2593

with a copy to:

Davies Ward Phillips & Vineberg LLP 1 First Canadian Place 100 King Street West
Suite 4400, Box 63 Toronto, Ontario M5X 1B1

Attention:	Vincent Mercier and Peter Hong
Telecopier No.:	(416) 863-0871

(ii) if to a Stronach Party:

14875 Bayview Avenue Aurora, Ontario L4G 3G8

Attention	Belinda Stronach
Telecopier No.:	(905) 726-7494

with a copy to:

Alon Ossip c/o Miller Thomson LLP 600 – 60 Columbia Way
Markham, Ontario L3R 0C9

Telecopier No.:	(905) 415-6777

and to:

Miller Thomson LLP Scotia Plaza, Suite 5800 40 King Street West
Toronto, Ontario M5H 3S1

Attention:	John Campbell
Telecopier No.:	(416) 595-8695

and to:

Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street, P.O. Box 85

Toronto, Ontario
M5L 1B9

Attention:	Edward J. Waitzer and Brian M. Pukier
Telecopier No.:	(416) 947-0866

(b) Any such notice or other communication shall be deemed to have been given and received on the day on which it was personally delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

Either party may at any time change its address for service from time to time by giving notice to the other party in accordance with this Section 8.3.

8.4	Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the Parties shall negotiate in good faith to modify the Agreement to preserve each Party’s anticipated benefits under this Agreement.

8.5	Entire Agreement

This Agreement (together with all other documents and instruments referred to herein) constitute the entire agreement between the Parties concerning the Arrangement and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties, indemnities or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter of this Agreement except as provided in this Agreement.

8.6	Assignment

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. This Agreement may not be assigned by any Party without the prior written consent of the other Parties. Notwithstanding the foregoing, the Parties acknowledge that 445 Subco will assign all of its rights under this Agreement to 445 Newco pursuant to the Plan of Arrangement and hereby consent to such assignment. Following the assignment of 445 Subco’s rights under this Agreement to 445 Newco pursuant to the Plan of Arrangement, 445 Newco shall have all of the rights and shall be subject to all of the obligations of 445 Subco under this Agreement.

8.7	Governing Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein, without giving effect to any principles of conflict of laws thereof which would result in the application of the laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

8.8	Specific Performance

The Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement and any such breach would cause the non-breaching Party irreparable harm. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law.

8.9	Contra Proferentum

The Parties waive the application of any rule of law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the Party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

8.10	Further Assurances

The parties agree that the transactions contemplated by the Arrangement Agreement and by this Agreement are intended to effect (a) the transfer by MID to 445 Subco of the entirety of the Racing and Gaming Business and all of the Development Properties and the Milton Properties (which are intended to be (i) the MID Head Office and (ii) the properties that are described under “Real Estate Business – Development Properties” in note 6(a) to MID’s interim consolidated financial statements for the three and nine month periods ended September 30, 2010 as having a book value of $174.462 million as at September 30, 2010, except the properties set out in Schedule D), (b) the retention by MID of the Real Estate Business (c) a net transfer by MID of cash to, or a net withdrawal by MID of cash from, the Transferred Assets in an amount that is neither greater nor less than the amount of such transfer or withdrawal, as the case may be, that is required pursuant to the Arrangement Agreement and (d) the delivery to MID of an option and right of first refusal in respect of certain properties pursuant to the Option and Right of First Refusal Agreements. The Parties shall do all such things and provide all such reasonable assurances as may be required to give effect to the intentions of the parties referred to in the preceding sentence and to consummate the transactions contemplated by the Arrangement Agreement and this Agreement, and each Party shall do all such acts and provide such further documents or instruments required by the other Parties as may be reasonably necessary or desirable to effect the purposes and intents of this Agreement and carry out its provisions, whether before or after the Effective Date, including any required transfer of cash, assets or properties.

8.11	No Third Party Beneficiaries

This Agreement is not intended to confer on any person other than the Parties any rights or remedies.

8.12	Time of Essence

Time shall be of the essence of this Agreement.

8.13	Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall together constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by telecopier or electronic mail as if such copies were originals.

[THE REMAINDER OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF this agreement has been executed by the parties hereto as of the date first written above.

MI DEVELOPMENTS INC.

by	/s/ Donald Cameron
	Name:	Donald Cameron
	Title:	Chief Operating Officer

/s/ John Simonetti
	Name:	John Simonetti
	Title:	Interim Chief Financial Officer

2272804 ONTARIO INC.

by	/s/ Belinda Stronach
	Name:	Belinda Stronach
	Title:	Director

2272769 ONTARIO INC.

by	/s/ Belinda Stronach
	Name:	Belinda Stronach
	Title:	Director

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
	Name:	Belinda Stronach
	Title:	Director

THE STRONACH TRUST

by	/s/ Belinda Stronach
	Name:	Belinda Stronach
	Title:	Authorized Trustee

SCHEDULE A

DEVELOPMENT PROPERTY COMPANIES

Development Property Company	Authorized and Outstanding Shares	Registered and Beneficial Owner of Outstanding Shares	Foreign Development Property

2282658 Ontario Inc. (“New Canco”)	An unlimited number of common shares, of which the only shares outstanding are 100,000 common shares.	MID	Not applicable

2280781 Ontario Inc. (“New Canco Racing Sub”)	An unlimited number of common shares, of which the only shares outstanding are 100,000 common shares.	MID	Not applicable.

2282659 Ontario Inc. (“New Canco Sub”)	An unlimited number of common shares, of which the only share outstanding is 1 common share.	New Canco	Not applicable.

20006 Delaware Inc. (“US Holdco”)	100,000 common shares, of which the full 100,000 common shares are outstanding.	New Canco	Troy Lands Land adjacent to 600 Wilshire Drive, Troy, MI

445 Industries Inc.	10,000 common shares, of which the only shares outstanding are 100 common shares.	US Holdco	Salem Lands NW quadrant of M-14 on North Territorial Road and Gotfredson Road, Salem, MI

20003 Delaware Inc.	10,000 common shares, of which the only shares outstanding are 100 common shares.	US Holdco	Magnaville – Remaining Lands SE Corner of Lot along LA HWY No.105, Simmesport, LA

20004 Delaware LLC	10,000 common shares, of which the only shares outstanding are 2,000 common shares.	US Holdco	Palm Meadows Lands Adjacent to 8898 Lyons Rd, Boynton Beach, FL

20005 Delaware LLC	30,000 common shares, of which the only shares outstanding are 2,000 common shares.	US Holdco	San Luis Rey Downs 5772 Camino Del Rey, Bonsall, CA

MI Developments Maryland LLC	30,000 common shares, of which the only shares outstanding are 1,500 common shares.	US Holdco	Howard County property, located adjacent to Laurel Park in Howard County, Maryland

MID Romulus LLC	30,000 common shares, of which the only shares outstanding are 28,225 common shares.	US Holdco	Romulus Lands NE quadrant of Vining and Wick Roads, Romulus, MI

20010 UK Limited (“New Ukco”)	An unlimited number of ordinary shares, of which the only shares outstanding are 3,139,864 ordinary shares.	New Canco	Golden Valley Mill, Bitton, the lands on the north side of Bath Road, South Gloucestershire, England

20007 Austria Liegenshaftsholding GmbH (“New Austco”)	An unlimited number of shares, of which only one share quota for €40,000 is outstanding.	New Canco	Not applicable.

20008 Austria Liegenshaftsbesitz GmbH (“New Austco Sub”)	An unlimited number of shares, of which only one share quota for €35,000 is outstanding.	New Austco	The land adjacent to 164 Neudorf, Ilz Austria Domino Suites Strusse 1 Ebreichsdorf, Niederosterreich, Austria

20009 Mexcio S.A. de CV (“New Mexico”)	An unlimited number of fixed capital shares and an unlimited number of variable capital shares, of which the only shares outstanding are 50,000 fixed capital shares and 79,962,483 variable capital shares.	New Canco: 49,990 fixed capital shares and 79,962,483 variable capital shares. New Canco Sub: 10 fixed capital shares.	Saltillo property Parque Industrial Santa Maria, Ramos Arizpe, Coahuila, Mexico

Newpark Blvd. Inc.	An unlimited number of common shares, of which the only share outstanding is 1 common share.	MID	Not applicable

Clearview Drive Inc.	An unlimited number of common shares, of which the only share outstanding is 1 common share	MID	Not applicable.

Jane Rutherford Inc.	An unlimited number of common shares, of which the only share outstanding is 1 common share.	MID	Not applicable

Tesma Campus Inc.	An unlimited number of common shares, of which the only share outstanding is 1 common share	MID	Not applicable.

Aurora North Residential Inc.	An unlimited number of common shares, of which the only share outstanding is 1 common share.	MID	Not applicable

Mavrinac East Developments Inc.	An unlimited number of common shares, of which the only share outstanding is 1 common share	MID	Not applicable.

Mavrinac West Developments Inc.	An unlimited number of common shares, of which the only share outstanding is 1 common share.	MID	Not applicable

Aurora Bayview Southeast Developments Inc.	An unlimited number of common shares, of which the only share outstanding is 1 common share	MID	Not applicable.

Leslie –Wellington Developments Inc.	An unlimited number of common shares, of which the only share outstanding is 1 common share.	MID	Not applicable

Adena –Wellington Developments Inc.	An unlimited number of common shares, of which the only share outstanding is 1 common share	MID	Not applicable

Stronach Boulevard Developments Inc.	An unlimited number of common shares, of which the only share outstanding is 1 common share.	MID	Not applicable

455 Magna Drive Inc.	An unlimited number of common shares, of which the only share outstanding is 1 common share.	MID	Not applicable

SCHEDULE B

PURCHASED ONTARIO REAL PROPERTIES

1.	The following Aurora lands as identified in the site plan for the Aurora lands dated January 25, 2011:
Plan Area

L	Aurora North Lands – Residential South
M	Aurora North Lands – Residential North
K	Aurora North Lands – Commercial East
J	Aurora North Lands – Commercial West
H	Aurora South Lands
B	Magna A & E Building (B plus part C)
G	East of Stronach Blvd.
F	West of Stronach Blvd.
E	Medical Arts
I	Leslie and Wellington Commercial Building
A	Bayview and Wellington Commercial Building

Aggregating approximately 204 acres, more or less, and outlined in the site plan for the Aurora lands dated January 25, 2011 excluding the hatched areas identified therein, which are to be retained by MID, such area to be further delineated in the course of obtaining the severance.

2.	Newpark Blvd., East Section NEWMARKET PIN: 03623-0323 (LT); 03623-1585 (LT) Parts of Blocks 1 and 2 , Plan 65M-2559; VACANT LAND
3.	2 Clearview Drive TILLSONBURG PIN 00035-0147 (LT) Part Lots 2 & 3, Conc. 5, Part 7, Plan 41R-3393 VACANT LAND
4.	Jane/Rutherford Land adjacent to 401 Caldari Road VAUGHAN PIN: 03276-0728 (LT) Part Lot 15, Conc. 4
5.	TESMA CAMPUS – portion of campus (400 Tesma Way) VAUGHAN PINs 03276-0012 (LT); 03276-0719 (LT); and (also PIN 03276-0755 (LT) – small part purchased from CNR in 2005) Part Lot 15, Concession 4
6.	455 Magna Drive AURORA Part of PIN 03642-3278 (LT) Part Lot 20, Concession 2 (AW), (being Plan Area D on the site plan for the Aurora lands dated January 25, 2011)
7.

331-333 Market Drive

MILTON

Part of PIN 24975-0113 (LT)

Part Lot 2, Conc. 2, Esquesing (Karmax East)

Southwest corner of the property identified in the PIN, having a frontage of 6.626 metres on Market Drive, a depth of 1 metre and an area of 0.0009 hectares.

SCHEDULE C

PURCHASED SHARES

Vendor	Shares

MID	100,000 common shares of 2282658 Ontario Inc. (“New Canco”)

MID	100,000 common shares of 2280781 Ontario Inc. (“New Canco Racing Sub”)

MID	1 common share of Newpark Blvd. Inc

MID	1 common share of Clearview Drive Inc.

MID	1 common share of Jane Rutherford Inc.

MID	1 common share of Tesma Campus Inc.

MID	1 common share of Aurora North Residential Inc.

MID	1 common share of Mavrinac East Developments Inc.

MID	1 common share of Mavrinac West Developments Inc.

MID	1 common share of Aurora Bayview Southeast Developments Inc.

MID	1 common share of Leslie -Wellington Developments Inc.

MID	1 common share of Adena -Wellington Developments Inc.

MID	1 common share of Stronach Boulevard Developments Inc.

MID	1 common share of 455 Magna Drive Inc.

SCHEDULE D

EXCLUDED DEVELOPMENT PROPERTIES

1.	500 Highway No. 3 TILLSONBURG PIN: 00035-0159 Part of Lot 1, Conc. 5 and Part of Lot 1, Conc. 6; Part 1, Plan 41R-3501 VACANT LAND PA Consent on 332597
2.	Work in progress in respect of U.S.$3.624 million of: (i) an assembly hall in Obertshausen Germany, and (ii) renovation of roof hall skylights in Weikersdorf, Germany.

Exhibit C

FORBEARANCE AGREEMENT

FORBEARANCE AGREEMENT dated as of the 30th day of June, 2011 (the “Effective Date”), between MI DEVELOPMENTS INC., a corporation organized under the laws of the Province of Ontario, Canada (including any successor thereto, “MID”), and MI Developments (America) Inc., a corporation organized under the laws of the state of Delaware (including any successor thereto, “MID America”).

W I T N E S S E T H:

WHEREAS MID proposes to consummate an arrangement (the “Arrangement”) involving, among others, MID and its shareholders under the provisions of section 182 of the Business Corporations Act (Ontario) contemporaneously with the execution of this Agreement;

AND WHEREAS the Arrangement contemplates, among other things, the elimination of MID’s dual class share structure in consideration for, among other things, the indirect transfer of MID’s horse racing and gaming assets (the “Transferred Business”) to a subsidiary of 445327 Ontario Limited;

AND WHEREAS MID intends, for the express benefit of the holders from time to time of its outstanding Common Shares (the “Shares”), to set forth in a manner enforceable by such holders against MID the restrictions on MID’s conduct as specified herein;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Definitions. For the purposes of this Agreement, the following terms shall have the definitions assigned to them below:

(a)	“Affiliate” has the meaning specified in Rule 12b-2 under the Exchange Act.

(b)	“Associate” has the meaning specified in Rule 12b-2 under the Exchange Act.

(c)	“Control” and “Controlled” have the meanings specified in Rule 12b-2 under the Exchange Act.

(d)	“Controlled Affiliate” means any Affiliate that is Controlled by MID after the Effective Date.

(e)	“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and any successor statute.

(f)	“Person” includes an individual, sole proprietorship, company, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, limited liability company, trust, corporation, and a natural person in his or her capacity as trustee, executor, administrator, or other legal representative.

(g)	“Shareholder Approval” means the approval of the relevant matter by (i) 2/3rds of the votes cast, in person or by proxy, by holders of the Shares at a duly called meeting of such holders, or (ii) by written consent or resolution (which may be signed in counterpart) of holders representing at least 2/3rds of the outstanding Shares.

(h)	“Subsidiary” means, in respect of a Person, any other Person in which 50% or more of the outstanding equity or voting securities are owned by such Person and/or any of such Person’s Subsidiaries.

2. Forbearance. MID hereby covenants and agrees with MID America that neither MID nor any of its Controlled Affiliates shall, after the date hereof: (i) enter the horseracing or gaming business; (ii) make any debt or equity investment in, or otherwise give financial assistance to, any entity primarily engaged in the horseracing or gaming business (a “Racing Entity”); or (iii) enter into any transactions with, or provide any services or personnel to, a Racing Entity. Notwithstanding the foregoing, MID may provide transitional services to the Transferred Business for a commercially reasonable transition period.

3. Waiver. MID hereby waives any failure or delay on the part of MID America or any third party beneficiary hereof in asserting or enforcing any of its rights or in making any claims or demands hereunder.

4. Amendment and Termination. This Agreement shall not be amended or terminated without Shareholder Approval, nor shall MID America waive any obligation of MID hereunder without Shareholder Approval.

5. Rights of MID Shareholders. All registered and beneficial holders of Shares, from time to time, shall, in their capacity as such holders, be intended third-party beneficiaries of this Agreement; provided that the third-party beneficiary rights of any such holder shall be limited to (i) the right to demand that MID abide by its covenants under this Agreement and (ii) the right to proceed solely against MID to enforce MID’s covenants under this Agreement.

6. Successors or Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

7. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THEREOF.

IN WITNESS WHEREOF, MID and MID America have each caused this Agreement to be executed and delivered as of the day and year first above written by their respective officers thereunto duly authorized.

MI DEVELOPMENTS INC.

by

/s/ Donald Cameron
	Name:	Donald Cameron
	Title:	Chief Operating Officer

/s/ John Simonetti
	Name:	John Simonetti
	Title:	Interim Chief Financial Officer

MI DEVELOPMENTS (AMERICA) INC.

by

/s/ Donald Cameron
	Name:	Donald Cameron
	Title:	Chief Operating Officer

/s/ John Simonetti
	Name:	John Simonetti
	Title:	Interim Chief Financial Officer

Exhibit D

AGREEMENT IN RESPECT OF FUNDING

AGREEMENT made this 30th day of June, 2011

BETWEEN:

MI DEVELOPMENTS INC.,

a corporation existing under the laws of the

Province of Ontario,

(hereinafter referred to as “MID”),

- and -

445327 ONTARIO LIMITED,

a corporation existing under the laws of the

Province of Ontario,

(hereinafter referred to as “445”),

-and-

THE STRONACH TRUST

a trust existing under the laws of the

Province of Ontario,

(hereinafter referred to as the “Trust”),

WHEREAS on January 31, 2011, MID, 445 and the Trust entered into an arrangement agreement (the “Arrangement Agreement”) pursuant to which the parties agreed to, among other things, implement the Plan of Arrangement;

AND WHEREAS the Arrangement Agreement provides that MID will on the Effective Date transfer the Transferred Assets to 445 Subco pursuant to the Transfer Agreement for the consideration described in the Transfer Agreement;

AND WHEREAS the Arrangement Agreement provides that MID contribute certain funds to the Transferred Assets from February 1, 2011 to the Effective Date;

AND WHEREAS the parties wish to (i) include MID’s head office located at 455 Magna Drive, Aurora, Ontario (the “MID Head Office”) as an asset to be transferred from MID to 445 Subco pursuant to the Transfer Agreement in consideration for the assumption of liabilities described in Section 2.2 of the Transfer Agreement in respect of the MID Head Office and the issue to MID of Class A preference shares of 445 Subco (being a pro rata portion of the 1,000 Class A preference shares of 445 Subco to be issued by it in total) with an aggregate redemption price equal to the fair market value (“FMV”) of the MID Head Office at the

Effective Date (the “FMV of the MID Head Office”) and (ii) to reduce the amount of funds which MID is required to contribute to the Transferred Assets pursuant to the Arrangement Agreement by an amount equal to the FMV of the MID Head Office;

AND WHEREAS MID has determined to pay a cash bonus of US$1,000,000 (the “Bonus”) to its Chairman and Chief Executive Mr. Frank Stronach on June 30, 2011 and prior to the Effective Time;

AND WHEREAS pursuant to section 4.1(e) of the Arrangement Agreement, MID is required to deliver to 445 a draft statement (the “Draft Funding Statement”) setting forth its calculation of the Funding Amount;

AND WHEREAS pursuant to section 4.1(d) of the Arrangement Agreement, MID shall withdraw cash from the Transferred Assets equal to the amount, if any, (the “Excess Funding”) by which (x) the Funding Amount exceeds (y) (A) US$3.8 million multiplied by the number of calendar months (including any portion thereof) from February 1, 2011 to the Effective Date plus (B) US$2.5 million;

AND WHEREAS the parties agree that the FMV of the MID Head Office shall be included in the definition of Funding Amount in the Arrangement Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby agree as follows:

1. Amendment to Pre-Arrangement Reorganization. The parties hereby agree to amend and replace the Pre-Arrangement Reorganization set out in Schedule B to the Arrangement Agreement with Schedule A to this Agreement.

2. Amendment to Arrangement Agreement. The parties hereby agree to amend the definition of “Funding Amount” in section 1.1 of the Arrangement Agreement by adding immediately after the word “means” in the first line of the definition “(A) Cdn.$12,700,000 (or the US dollar equivalent thereof) which represents the fair market value of MID’s head office located at 455 Magna Drive, Aurora Ontario, plus (B)”.

3. MID Head Office. The parties agree that the FMV of the MID Head Office being Cdn.$12,700,000 (or the US dollar equivalent thereof) shall be included in calculating the Funding Amount. Accordingly, the FMV of the MID Head Office as aforesaid shall be reflected in the Draft Funding Statement prepared by MID pursuant to Section 4.1(e) of the Arrangement Agreement and the amount of any Excess Funding shall be determined pursuant to Section 4.1(d) of the Arrangement Agreement accordingly.

4. Capitalized Terms. All capitalized terms not otherwise defined herein, shall have the meaning given to them in the Arrangement Agreement.

5. Further Assurances. Each of MID, 445 and the Trust shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, such further acts, deeds, transfers, conveyances and other things as are reasonably required for the purpose of accomplishing and effecting the intention of this Agreement.

6. Successors. The provisions of this Agreement shall enure to the benefit of and shall be binding upon the successors and assigns of MID, 445 and the Trust.

7. Governing Law. This Agreement shall be governed by the laws of the Province of Ontario and the parties to this Agreement attorn to the jurisdiction of the courts of the Province of Ontario.

8. Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original and all of which when taken together shall constitute one and the same instrument.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be signed by themselves or their duly authorized respective officers, all as of the date first written above.

MI DEVELOPMENTS INC.

	By:	/s/ Don Cameron
		Name:	Don Cameron
		Title:	Chief Operating Officer

/s/ John Simonetti
		Name:	John Simonetti
		Title:	Interim Chief Financial Officer

445327 ONTARIO LIMITED

	By:	/s/ Belinda Stronach
		Name:	Belinda Stronach
		Title:	Director

THE STRONACH TRUST

	By:	/s/ Belinda Stronach
		Name:	Belinda Stronach
		Title:	Authorized Trustee

Name:
Title:

Witness		Frank Stronach

SCHEDULE A

Revised Schedule of Pre-Arrangement Reorganization Transactions

(see attached)

Schedule A

PRE-ARRANGEMENT REORGANIZATION

Definitions (not otherwise defined in Arrangement Agreement)

“123 Ontco” means 1239953 Ontario Inc.;

“445 Nomco” means a bare trustee corporation (initially, wholly-owned by 445 Subco) that will hold registered title to the Milton Properties;

“445 Subco Note 1” means the promissory note issued by 445 Subco to 123 Ont as part consideration for the purchase of the Milton Lands;

“Bitton Property” means the MIS Bitton property owned by MID UK;

“Development LLCs” means 455 Industries Inc., 20003 Delaware Inc., 20004 Delaware LLC, 20005 Delaware Inc., MI Developments Maryland LLC and MID Romulus LLC;

“Development Properties” means the Ontario properties owned directly by MID that are Transferred Assets;

“Domino Suites Property” means the Domino Suites property (a hotel property) owned by Eybl LV;

“Eybl LV” means MID Liegenschaftsverwaltungs AG;

“FMV” means fair market value determined in accordance with generally accepted valuation principles;

“FS” means Frank Stronach;

“FS Acquireco” means a non-resident corporation owned for the benefit of the family of FS;

“ITA” means the Income Tax Act (Canada);

“Ilz Property” means the Ilz property (undeveloped land) owned by Eybl LV;

“Mexico Property” means the excess Saltillo campus lands (comprising three registered parcels) owned by MID Mexico;

“MID” means MI Developments Inc.;

“MID America” means MI Developments (America) Inc.;

“MID Austria” means MID Developments Austria GmbH;

“MID Europa” means MID Europa Liegenschaftsverwaltungs GmbH;

“MID Financing” means MI Developments US Financing Inc.;

“MID Investments” means MI Developments Investments Inc.;

“MID Mexico” means MI Developments de Mexico S.A.de CV;

“MID Nomcos” means bare trustee corporations that are wholly-owned by MID and which hold registered title to properties beneficially owned by it;

“MID UK” means MI Developments (UK) Limited;

“Milton Properties Agreement” means the agreement for the transfer of the Milton Properties by 123 Ontco to 445 Subco;

“New Austco” means an Austrian corporation to be incorporated as a wholly-owned subsidiary of Eybl LV;

“New Austco Sub” means an Austrian corporation to be incorporated as a wholly-owned subsidiary of New Austco;

“New Canco” means an Ontario corporation to be incorporated as a wholly-owned subsidiary of MID;

“New Canco Racing Sub” means an Ontario corporation to be incorporated as a wholly-owned subsidiary of MID;

“New Canco Sub” means an Ontario corporation to be incorporated as a wholly-owned subsidiary of New Canco;

“New Mexco” means a Mexican corporation to be incorporated as a wholly-owned subsidiary of MID Mexico;

“New UKco” means a UK corporation to be incorporated as a wholly-owned subsidiary of MID UK;

“OBCA” means the Business Corporations Act (Ontario);

“Raceco” means MI Developments US Holdings Inc.;

“Rhone Circle Property” means the Florida residential property in Frenchman’s Creek referred to as Rhone Circle held by MID America;

“Troy Property” means the Troy, Michigan property; and

“US Holdco” means a Delaware corporation to be incorporated as a wholly-owned subsidiary of MID America.

PROPOSED TRANSACTIONS

445 Pre-Plan Reorganization

1.	445 Newco is incorporated under the OBCA as a wholly-owned subsidiary of 445. 445 Newco’s share capital is comprised of an unlimited number of common shares.

2.	445 Subco is incorporated under the OBCA as a wholly-owned subsidiary of 445 Newco. 445 Subco’s share capital is comprised of 1,000 Class A Preference shares and an unlimited number of common shares.

3.	445 Subco incorporates 445 Nomco under the OBCA as a wholly-owned subsidiary of it.

4.	445 transfers all of its MID Class B Shares to 445 Newco in consideration for 99,999 common shares of 445 Newco. (To occur shortly before implementation of the Plan of Arrangement.) In due course, a joint election is filed under subsection 85(1) of the ITA.

MID Pre-Plan Reorganization

Preliminary

5.	Each of New Canco and New Canco Racing Sub is incorporated under the laws of the Province of Ontario as a wholly-owned subsidiary of MID, with MID holding one common share.

6.	New Canco Sub is incorporated under the laws of the Province of Ontario as a wholly-owned subsidiary of New Canco, with New Canco holding one common share.

USA

7.	US Holdco is incorporated under the laws of the State of Delaware as a wholly-owned subsidiary of MID America.

8.	MID America sells the registered and beneficial ownership of the Rhone Circle Property to FS Acquireco, for cash consideration equal to the property’s FMV of US$3,375,000 plus US$1 for tangible personal property. The representations and covenants of MID America and FS Acquireco in the sale and purchase agreement duplicate those given in the Transfer Agreement by MID and 445 Subco (or, where applicable, 445 and 445 Newco) as they apply to the Purchased Ontario Real Properties, but with such changes as are reasonably necessary so that they will apply appropriately in the context of this agreement.

9.	MID America transfers the registered and beneficial ownership of the Troy Property and all the shares and membership interests in the Development LLCs to US Holdco in consideration for US Holdco assuming MID America’s liabilities related to the Troy Property and issuing 99,999 shares of common stock to MID America.

10.	Two Development LLCs (MID Romulus LLC and MI Developments Maryland LLC) repay intercompany advances of US$70,000 (in the case of MID Romulus LLC) and US$75,000 (in the case of MI Developments Maryland LLC) owing to MID Financing. Such repayments are funded by MID Financing repaying US$145,000 owing by it to US Holdco, with US Holdco lending such funds to MID Romulus LLC and MI Developments Maryland LLC.

11.	MID America declares and pays to MID a dividend consisting of the US Holdco shares (valued at US$54,285,873) and cash of US$2,714,294 (which is used to pay the US withholding tax applicable to the dividend).

UK

12.	New UKco is incorporated under the laws of the United Kingdom as a wholly-owned subsidiary of MID UK.

13.	MID UK transfers the registered and beneficial ownership of the Bitton Property and certain other assets to New UKco in consideration for New UKco assuming MID UK’s liabilities related to the Bitton Property and issuing 2,899,863 ordinary shares to MID UK.

14.	MID UK issues a VAT invoice to New UKco in respect of VAT on the transfer of the Bitton Property, and MID Financing records an intercompany receivable from New UKco in respect of MID Financing’s funding of the payment by New UKco to MID UK of such invoice.

15.	MID UK converts its redeemable preference shares (2,570,750 of which were outstanding) on a one-for-one basis into ordinary shares; and issues 617,111 ordinary shares (as “bonus shares”) in consideration for a reduction in its valuation reserve of £617,111.

16.	MID UK makes a distribution to MID of the New UKco shares. The distribution represents a combination of a repayment of capital and (to the extent the repayment of capital is insufficient to account for all of the shares of MID UK) a dividend-in-kind. On such capital repayment, 3,139,864 of MID UK’s ordinary shares are cancelled.

17.	MID UK and New UKco enter into an agreement for MID UK to pay any degrouping tax arising from New UKco ceasing to be affiliated with MID UK (although none is expected).

Austria

18.	New Austco is incorporated under the laws of Austria as a wholly-owned subsidiary of Eybl LV, with Eybl LV subscribing €40,000 for 1 share quota of New Austco.

19.	New Austco Sub is incorporated under the laws of Austria as a wholly-owned subsidiary of New Austco, with New Austco subscribing €35,000 for 1 share quota of New Austco Sub.

20.	Eybl LV contributes €7,873,000 to New Austco. No shares are issued and that sum is added by New Austco to its capital reserves.

21.	New Austco Eybl LV contributes €7,798,500 to New Austco Sub. No shares are issued and that sum is added by New Austco Sub to its capital reserves.

22.	Eybl LV transfers the Ilz Property and Domino Suites Property to New Austco Sub in consideration for New Austco Sub assuming Eyvl LV’s liabilities related to those properties (estimated to be €12,037) and a cash payment of €7,487,963 (with New Austco Sub paying various transfer taxes).

23.	Eybl LV sells its one share quota of New Austco Sub to MID for cash consideration of €7,488,727 (being equal to the estimated FMV of those shares).

24.	New Austco Sub provides Eybl LV an option to purchase 10 acres of the Ilz lands.

Mexico

25.	New Mexco is incorporated under the laws of Mexico. It is a wholly-owned subsidiary of MID Mexico (which is issued 49,990 fixed capital shares on the incorporation of New Mexco), except that 10 fixed capital shares are issued to New Canco Sub for nominal consideration.

26.	MID Mexico transfers registered and beneficial ownership of the Mexico Property and certain other assets to New Mexco in consideration for New Mexco assuming liabilities related to the Mexico Properties (none have been identified) and issuing 76,822,742 variable capital shares to MID Mexico.

27.	New Mexco issues a further 3,139,741 variable capital shares to MID Mexico as consideration for cash subscription proceeds received by New Mexco from MID Mexico in respect of prepaid property taxes, land transfer taxes on the acquisition of the Mexico Property and registration and severance fees.

28.	MID Mexico transfers its New Mexco shares (being 49,990 fixed capital shares and 79,962,483 variable capital shares and US$3,000,000 in cash to MID as a capital reduction on its variable capital shares.

Transfers to New Cancos

29.	MID makes a cash contribution (as required under the Arrangement Agreement) to Raceco in consideration for 100 common shares of Raceco; Raceco uses such cash contribution to make a corresponding contribution to MID Financing in consideration for 100 common shares of MID Financing; and MID Financing uses such cash contribution to make a corresponding contribution to MID Investments in consideration for 100 common shares of MID Investments.

30.	MID transfers the following assets to New Canco in consideration for the issue of 99,999 additional common shares of New Canco:

(a)	all the shares of US Holdco;

(b)	cash equal in amount to

(i)	sales proceeds of the Rhone Circle Property in 8 above, minus

(ii)	a substantial portion of the transaction costs, operating cost and other costs (such as certain bonuses) which are required to be reimbursed by the Stronach group pursuant to the Arrangement Agreement or which it has agreed to bear (with the balance effectively being borne by the Stronach group as the “cost sharing payable” identified in Schedule B to the Agreement in Furtherance of the Main Transfer Agreement);

(c)	all the shares of New UKco and New Austco; and

(d)	all its share of New Mexco (being all the variable capital shares, and all the fixed capital shares other than 10 fixed capital shares held by New Canco Sub).

The stated capital for the New Canco common shares is increased by the FMV of the 99,999 common shares that are so issued. No election is filed to have the transfers be deemed for ITA purposes to occur for proceeds less than the transferred assets’ FMV.

31.	MID transfers all its shares of Raceco to New Canco Racing Sub in consideration for the issue of 99,999 additional common shares of New Canco Racing Sub. The stated capital for the New Canco Racing Sub common shares is increased by the FMV of the 99,999 common shares that are so issued. No election is filed to have the transfer be deemed for ITA purposes to occur for proceeds less than the transferred assets’ FMV.

Canada

32.	In the case of MID Nomcos which hold legal title both to Development Properties and properties to be retained by MID, registered title to those Development Properties is transferred to newly-incorporated MID Nomcos.

33.	123 Ontco agrees to transfers the beneficial ownership of the Milton Properties (as well as certain other assets) to 445 Subco shortly after receiving severance approval (with the properties being leased to 445 Subco in the meantime for nominal consideration) in consideration for the assumption of liabilities related to the Milton Properties (none are anticipated), a non-interest bearing demand promissory note of 445 Subco (the 445 Subco Note 1) with a principal amount equal to the FMV of the Milton Properties less the FMV of the liabilities assumed and an option in favour of 123 Ontco to acquire the Milton Properties for their fair market value in specified circumstances. Immediately following this transfer of beneficial interest, there is a transfer of registered title to the Milton Properties by a nominee corporation to 445 Nomco. The representations and covenants of 123 Ontco and 445 Subco in their agreement (the Milton Properties Agreement) duplicate those given in the Transfer Agreement by MID and 445 Subco (or, where applicable, 445 and 445 Newco) as they apply to the Purchased Ontario Real Properties, but with such changes as are reasonably necessary so that they will apply appropriately in the context of the Milton Properties Agreement. In order that they will stand behind the representations and covenants given by their subsidiaries, MID, 445, 445 Newco and the Stronach Trust also are parties to the Milton Properties Agreement.

34.	123 Ontco declares and pays to MID a dividend consisting of the 445 Subco Note I.

35.	MID declares and pays a cash bonus to Mr. Frank Stronach of US$1,000,000 (minus source deductions).

Intercompany Liabilities

36.	MID Financing assumes US$11,496,671 of the US$26,277,911 intercompany payable owing by MID Investments to MID as an equity contribution to MID Investments and is issued 100 common shares of MID Investments; as a result, the intercompany payable owing by MID Financing to MID is increased to US$12,956,157, and the intercompany payable owing by MID Investments to MID is reduced to US$14,731,240.

37.	MID Financing repays the intercompany payable owing by it to MID by transferring to MID:

(a)	1/2 of the cash proceeds received by it in respect of the Lone Star sale to Global Gaming Solutions LLC; and

(b)

un undivided  1/2 interest as tenant-in-common with MID Financing to the Lone Star Receivable, to further cash (currently in escrow) to be received in respect of the Lone Star sale and to the rights in respect of the Meadows Holdback Receivable, in order to give effect to the last sentence of section 4.1(d) of the Arrangement Agreement.

38.	The intercompany payable owing by MID Investments to MID is partially repaid (in an amount representing the fair market value of the 455 Magna Drive property) and MID contributes the balance of the amount owing to it by MID Investments to Raceco in consideration for 100 common shares of Raceco.

39.	After giving effect to the above transactions and cash settlements of intercompany amounts, no amounts are owing by or to New Canco, New Canco Racing Sub or any of their direct or indirect subsidiaries (collectively, the “Raceco Group”) to or by MID or any of its subsidiaries (other than members of the Raceco Group) other than certain current or potential adjusting items referenced in the Transfer Agreement or the Agreement in Furtherance of the Main Transfer Agreement.

Exhibit E

OPTION AGREEMENT AND RIGHT OF FIRST REFUSAL AGREEMENT (CALDARI)

This Agreement made the 30th day of June, 2011.

AMONG

2272804 ONTARIO INC.

2272769 ONTARIO INC.

(hereinafter collectively called the “Grantor”),

OF THE FIRST PART

AND

MI DEVELOPMENTS INC.

(hereinafter called the “Grantee”),

OF THE SECOND PART

AND

JANE RUTHERFORD INC.

(hereinafter called the “Nominee”),

OF THE THIRD PART

WHEREAS

A. Pursuant to Transfer Agreement (the “Transfer Agreement”) made as of the 30th day of June, 2011 among the Grantee, the Grantor, 445327 Ontario Limited and the Stronach Trust, the Grantee agreed to convey its 100% beneficial interest in those lands and premises more particularly described in Schedule “A” attached hereto (herein referred to as the “Subject Property”) to 2272804 Ontario Inc. and to cause legal title to the Subject Property to be conveyed to the Nominee for the consideration recited in the Transfer Agreement;

B. Pursuant to the Plan of Arrangement (as defined in the Transfer Agreement), 2272804 Ontario Inc. (“445 Subco”) will be wound up, and in connection with such winding up, all of 445 Subco’s rights under the Transfer Agreement will be transferred to 2272769 Ontario Inc. (“445 Newco”), and 445 Newco will be responsible for all of 445 Subco’s liabilities under the Transfer Agreement;

C. As part of the consideration for the transfer of legal and beneficial interest in the Subject Property referred to in recital A above, the Grantor agreed to grant in favour of the Grantee an exclusive option to purchase the Subject Property (the “Option”) as well as a right of first refusal in respect of the Subject Property (the “ROFR”), in each case on the terms and conditions hereinafter set forth;

D. The Grantor, the Grantee and the Nominee have entered this Agreement to give effect to the foregoing.

WITNESSETH that in consideration of the premises and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged by the Grantor, the Grantor and Grantee agree as follows:

1.	OPTION

In consideration of the sum of $10.00 now paid by the Grantee to the Grantor, the Grantor hereby grants to the Grantee the Option for a purchase price (herein referred to as the “Purchase Price”) equal to the fair market value of the Subject Property (“FMV”).

2.	TERM AND EXERCISE

(a)	This Option may be exercised by the Grantee any time from the date hereof until on or before the 30th day of June, 2013 (the “Term”) by notice in writing from the Grantee to the Grantor advising the Grantor that the Grantee intends to purchase the Subject Property. Such notice shall be accompanied by a deposit payable to the Grantor in an amount equal to 20% of the appraised value of the Subject Property as set out in the appraisal report obtained by the parties for the purposes of the Transfer Agreement, such deposit to be held by the Grantor in trust pending completion or other termination of this Agreement and to be credited towards the Purchase Price on completion as hereinafter set out. In the event this Option is not exercised in accordance with the provisions of this paragraph, this Option shall terminate, any rights under this Agreement shall become null and void and all liabilities of the Grantee and the Grantor pursuant to this Agreement shall be released and forever discharged.

(b)	Notwithstanding any provision of this Agreement to the contrary, it is understood and agreed that the Option is subject to the following restriction, namely that the Grantee shall be entitled to exercise the Option for the sole purpose of facilitating the expansion onto the Subject Property of the business operations of Magna International Inc., any division or Affiliate thereof (as the term is defined in the Transfer Agreement) (hereinafter a “Magna Entity”) or of any entity whose primary business is as a supplier of product or services to any Magna Entity that has business operations situate on the lands immediately adjacent to the Subject Property, and the purported exercise of the Option by the Grantee for any other purpose shall be null and void and of no effect. Concurrently with the delivery of the notice contemplated in Section 2(a), the Grantee shall deliver a certificate of an officer of the Grantee certifying that the Option is being exercised for one of the purposes set forth in this Section 2(b).

3.	NOTICES

Any notices, demands, approvals, consents, offers, agreements or other communications (hereinafter referred to as a “notice”) given under this Agreement or pursuant to any law or governmental regulation shall be in writing. Such notice shall be deemed given if personally delivered, or sent by prepaid registered mail, or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

(a)	To the Grantor at the following address:

14875 Bayview Avenue

Aurora, Ontario

L4G 3G8

Attention: Belinda Stronach

with a copy to:

Alon Ossip

c/o Miller Thomson LLP

600-60 Columbia Way

Markham, Ontario

L3R 0C9

Telecopier No. (905) 415-6777

or such other address as the Grantor may designate by notice to the Grantee

(b)	To the Grantee at the following address:

MI Developments Inc.

455 Magna Drive, 2nd Floor

Aurora, Ontario

L4G 7A9

Attention: Donald Cameron

Telecopier No. (905) 726-2593

with a copy to:

Davies Ward Phillips & Vineberg LLP

1 First Canadian Place

100 King Street West

Suite 4400, Box 63

Toronto, Ontario

M5X 1B1

Attention: Vincent Mercier/Peter Hong

Telecopier No. (416) 863-0971

or such other address as the Grantee may designate by notice to the Grantor.

Any notice referred to above, if delivered or sent by facsimile or by other electronic communication prior to 5:00 p.m. on a Business Day (as defined below), shall be deemed to have been given or made on the date on which it was personally delivered or transmitted and otherwise it shall be deemed to have been validly and effectively given and received on the Business Day next following the day it was delivered or sent, or if sent by prepaid registered mail shall be deemed to have been given or made on the third Business Day on which mail is distributed to the recipient by the post office in the Province of Ontario following the date on which it was so mailed. During the period of any postal strike or other interference with the mails, personal delivery shall be substituted for prepaid registered mail.

4.	MISCELLANEOUS

(a)	Right to Inspect: The Grantee and all persons authorized by it shall have the right at all reasonable times following the exercise of the Option to enter on the Subject Property for the purposes of inspection, conducting soil tests and preparing surveys and plans. In the event this Option is exercised and the agreement of purchase and sale is not completed (other than as a result of the Grantor’s breach) the Grantee shall at its sole cost and expense restore the Subject Property as nearly as practicable to its condition existing prior to such inspection or soil tests being carried out. The Grantors shall provide the Grantee with copies of any additional records and documentation and all information in its possession (or the possession of its solicitors and consultants) concerning the condition of the Subject Property which may not otherwise be available to, or in the possession of, the Grantee.

(b)	Authorizations: The Grantor covenants to provide the Grantee and execute without charge to the Grantee, upon written request and at any time after the Option has been exercised, such authorizations, directions and other documents as may be required by the Grantee to bring any application for rezoning/minor variance/severance/building and demolition permit as the Grantee may deem appropriate provided that all costs thereof and liabilities in relation thereto shall be the sole responsibility of the Grantee.

(c)	Assignment: The Grantee shall have the right to assign this Option to an Affiliate (as defined in the Transfer Agreement) of the Grantee and all its rights hereunder by giving notice of such assignment to the Grantor whereupon all references herein to the Grantee shall then be references to its assignee provided that the Grantee shall continue to be jointly and severally liable with such assignee for performance of the Grantee’s obligations hereunder. Save as expressly provided in the preceding sentence the Grantee shall have no right to assign any of its right or interest in the Option or this Agreement, which right and interest shall remain personal to the Grantee.

(d)	Registration: The Grantor agrees to register notice of this Agreement against title to the Subject Property to prevent any dealings with the Subject Property other than in accordance with the terms of this Agreement. The Grantor shall be entitled to register a discharge of such notice upon the expiration or sooner termination of this Agreement, and the Grantee covenants and agrees to execute and deliver all such instruments, documents or other assurances as may be reasonably required by the Grantor to give effect to the foregoing.

(e)	Planning Act: Provided that this Option shall be effective to create an interest in the Subject Property only if the provisions of the Planning Act (Ontario) as amended (the “Act”) are complied with on or before the Closing Date (as hereinafter defined). The Grantor covenants with the Grantee not to acquire any lands abutting the Subject Property or undertake any other activities that would result in the conveyance of the Subject Property pursuant to this Agreement being contrary to the provisions of section 50 of the Act.

5.	AGREEMENT OF PURCHASE AND SALE

In the event of and upon the exercise of the Option by the Grantee pursuant to the provisions of paragraph 2 herein, this Agreement shall automatically (and without any further action or documentation) then become a binding agreement of purchase and sale between the parties hereto, upon the following terms:

(a)	Purchase Price

The Purchase Price shall be payable as follows:

(i)	By the Grantee paying the sum stipulated in section 2(a), which sum shall have been submitted as a deposit upon the exercise of this Option by the Grantee, to be held in trust pending completion or other termination of this Agreement which deposit (herein referred to as the “Deposit”) shall be credited on account of the Purchase Price on the Closing Date (as hereinafter defined); and

(ii)	By the Grantee paying the balance of the Purchase Price by certified cheque, bank draft or wire transfer (subject to the adjustments as set out in paragraph 5(g) on the Closing Date).

(b)	FMV

Upon the exercise by the Grantee of the Option, the FMV for the Subject Property shall be determined as follows:

(i)	The Grantor and Grantee will negotiate in good faith and attempt to agree upon FMV for the Subject Property within five (5) business days following the exercise of the Option;

(ii)	In the event that the Grantor and the Grantee are unable within such period to reach agreement upon FMV, each shall select, and at its sole cost retain, a qualified independent professionally certified appraiser to determine FMV as of the date of exercise of the Option based on the highest and best use of the Subject Property;

(iii)	In the event that there is a difference in appraisal values, where the higher value is not more than, or is, ten (10%) percent higher than the lower appraisal, the FMV shall be the average of the two values determined by such appraisers;

(iv)	In the event that the variance between FMV as determined in each of the two appraisals is greater than ten (10%) percent, then the two appraisers initially retained by the Grantor and Grantee shall collectively select and retain, at their joint cost, a third qualified, independent, professional, certified appraiser, which third appraiser shall select one of the two original appraisals as more accurately establishing FMV and the appraisal so selected by such third appraiser shall conclusively be deemed to have established FMV; and

(v)	The determination of FMV in accordance with this subsection 5(b) shall be binding upon the Grantor and the Grantee.

(c)	Closing Date

This Agreement shall be completed on the thirtieth (30th) day next following the later of: (i) the giving of the notice of exercise of the Option pursuant to Section 2 above, and (ii) the determination of FMV in accordance with subparagraph 5(b) above, or as may otherwise be agreed to by the parties.

In the event such thirtieth (30th) day shall fall on a day that is a Saturday, Sunday or other day on which the applicable Land Registry Office shall not be open, then this Agreement shall be completed on the day next following when the applicable Land Registry Office shall be open (a “Business Day”). Such day of completion shall be referred to herein as the “Closing Date”. The Closing shall be held at the offices of the Grantor’s solicitors between 1:00 p.m. and 5:00 p.m. on the Closing Date, or at such other time or place as the parties shall mutually agree upon in writing.

The parties shall use best efforts to determine FMV and complete this transaction within thirty (30) days of delivery of the notice of exercise of the Option, provided that in the event the Closing Date has not occurred on or before the thirtieth (30th) day next following the later of (i) the giving of the notice of exercise of the Option pursuant to Section 2 above, and (ii) 3 Business Days following the delivery by the Grantor of the appraisal report prepared by the appraiser retained by the Grantor in accordance with Subsection 5(b)(ii) above, the Grantee shall pay to the Grantor on Closing, and in addition to the Purchase Price, interest on the Purchase Price at the rate of ten per cent (10%) per annum, calculated daily, from such date until the actual Closing Date.

(d)	Warranties and Representations

The Grantor hereby represents and warrants to the Grantee subject to the limitations, if any, expressed hereby as follows:

(i)	The Grantor is now and at the Closing Date will be a body corporate existing in good standing under the laws of the Province of Ontario with full corporate power, authority and capacity to accept this Agreement and to carry out the transaction contemplated hereby without any consent of any other person (as defined in the Transfer Agreement); and

(ii)	The Grantor will at the Closing Date have full and absolute right and power to convey and transfer to the Grantee or cause to be conveyed or transferred to the Grantee the Subject Property;

(e)	Covenants

The Grantor covenants and agrees with the Grantee as follows:

(i)	During the period from and after the exercise of the Option, the Grantor shall continue to maintain and administer the Subject Property as would a prudent owner of vacant land;

(ii)	In addition to the documentation referred to in this Agreement or reasonably required by the Grantee or its solicitors to give full effect to the transaction contemplated herein, to provide the following documents on the Closing Date:

(A)	Valid and registrable transfer/deed of land from the Nominee in favour of the Grantee.

(B)	A conveyance of one hundred (100%) percent beneficial interest in the Subject Property from the Grantor in favour of the Grantee.

(C)	A Certificate of an officer of the Grantor declaring unequivocally that the Grantor’s ownership of the Subject Property has not been challenged by anyone and that there are no adverse or possessory claims against the Grantor or the Subject Property.

(D)	Bill of Sale with respect to all chattels (if any).

All documentation shall be in form and substance acceptable to the Grantor’s solicitors and the Grantee’s solicitors, each acting reasonably and in good faith.

(iii)	To provide the Grantee with vacant possession of the Subject Property on the Closing Date;

(iv)	To provide the Grantee on the Closing Date evidence in a form satisfactory to the Grantee and its solicitors that on the Closing Date the Grantor is the beneficial owner of the Subject Property and is a resident of Canada for purposes of determining its liability for tax pursuant to the Income Tax Act (Canada).

(v)	Following exercise of the Option, the Grantor shall not create or permit to exist any charges, liens, security interests or other encumbrances of any kind whatsoever against or affecting the Subject Property and the Grantor shall discharge at its sole cost and expense, all mortgages, liens and encumbrances registered on title to the Subject Property on or before the Closing Date, save and except the encumbrances and other interests described in paragraph 5(i); and

(vi)	To convey to the Grantee all fixtures and chattels affixed to, located on and used in conjunction with the Subject Property, if any, on the Closing Date, all such fixtures and chattels to be free and clear of all encumbrances.

(f)	Income Tax Act

Grantee shall be credited towards the Purchase Price with the amount, if any, which it shall be necessary for the Grantee to pay to the Receiver General of Canada in order to satisfy Grantee’s liability in respect of tax payable by the Grantor under the non-residency provisions of the Income Tax Act (Canada) by reason of the sale. Grantee shall not claim such credit if the Grantor delivers on the Closing Date, the prescribed certificate from an officer of the Grantor that it is not, as of the Closing Date, a non-resident of Canada.

(g)	Adjustments

Adjustments shall be made on the Closing Date. Real property taxes on the basis of the calendar year for which assessed, water and utilities (unless metered), rents and such amounts as are typically the subject of adjustment on the sale of similar commercial properties, shall be apportioned and allowed to the Closing Date, it being agreed that the expenses and revenues relating to the Subject Property from and after the Closing Date shall be allocated to the Grantee. The parties agree that each will make adjustments with the other after the Closing Date for all items that in accordance with usual conveyancing practice, should be adjusted subject to the terms of this Agreement. All such readjustments shall be made forthwith after the written request of the other party, if such readjustment is appropriate to comply with and not otherwise excepted under the terms of this Agreement, provided that all adjustments shall be made within one (1) year of the Closing Date.

(h)	Investigations

The Grantee shall be allowed up to 5:00 p.m. on the tenth (10th) day prior to the Closing Date to conduct (subject to compliance with other relevant provisions of this Agreement, including without limitation Section 4(a) hereof) all investigations, inspections, reviews, tests and audits relating to the Subject Property (collectively referred to herein as the “due diligence”) which the Grantee deems necessary or desirable in its discretion. The obligation of the Grantee to complete the transaction of purchase and sale pursuant to the exercise of the Option is subject to the condition that the Grantee is satisfied with the due diligence in its sole and absolute discretion on or before 5:00 p.m. on the tenth (10th) day prior to the Closing Date. The Grantee shall be deemed to be satisfied with the results of its due diligence unless it delivers to the Grantor on or before 5:00 p.m. on the tenth (10th) day prior to the Closing Date a written notice (the “Non-Waiver Notice”) stating that it does not waive the condition contained in this Subsection 5(h). If the Grantee delivers the Non-Waiver Notice to the Grantor prior to 5:00 p.m. on the Due Diligence Date, then this Agreement shall automatically terminate at such time and, upon such termination, the Grantee and the Grantor shall be released from all obligations under this Agreement, and the deposit paid pursuant to Section 2(a) (together with any interest earned thereon) shall be returned to the Grantee .

(i)	Title

The Grantee shall be allowed up to 5:00 p.m. on the tenth day prior to the Closing Date to examine the title to the Subject Property at its own expense. Title to the Subject Property shall be good and marketable and free and clear of all restrictions, liens, encumbrances, charges, tenancies, occupancies and other possessory rights except the permitted encumbrances listed in Schedule “B” attached hereto

If within the time allowed for examining the title any valid objection to title is made in writing to the Grantor and which the Grantor is unable or unwilling to remove, remedy or satisfy and which the Grantee will not waive, this Agreement, notwithstanding any intermediate action, negotiations in respect of such objections, shall be at an end and the Deposit shall be returned to the Grantee forthwith without deduction and neither party shall have any further rights or obligations hereunder. Save as to any objection made within such time, and any objections in respect of matters arising after such time but before Closing or in respect of matters going to the root of title, the Grantee shall be conclusively deemed to have accepted the Grantor’s title to the Subject Property.

(j)	Planning Act

Provided that this Agreement shall be effective to create an interest in the Subject Property only if the provisions of the Planning Act (Ontario) are complied with by the Grantor on or before the Closing Date and the Grantor covenants to proceed diligently at its expense to obtain any necessary consents and approvals on or before the Closing Date and to satisfy at its sole cost prior to the Closing Date any conditions of obtaining such consents and approvals. The Grantor covenants that the prescribed statements pursuant to subsection 50(22) of the Planning Act (Ontario) shall be properly completed by it and its solicitors on the Closing Date.

(k)	Damage

The Subject Property and all other things being purchased shall be and remain until the Closing Date at the risk of the Grantor. Grantor shall hold all insurance policies, if any, and the proceeds thereof in trust for the parties as their interests may appear and in the event of damage, Grantee may terminate this Agreement whereupon the Deposit shall be returned forthwith to the Grantee (together with any interest earned thereon) or, in the alternative, the Grantee shall be entitled to take the proceeds of any insurance and complete the transaction.

(l)	HST

The Grantee agrees that it will be as at the Closing Date a registrant for Harmonized Sales Tax (H.S.T.) under the Excise Tax Act, R.S.C. 1985, as amended, and will provide evidence of same in form and substance reasonably satisfactory to the Grantor or its solicitors at the Closing Date, including without limitation, an officer’s certificate of a senior officer of the Grantee confirming the Grantee’s H.S.T. registration number and that such registration continues to be in full force and effect and an indemnity to the Grantor for any HST claimed from the Grantor in the event the Grantee does not pay the HST payable by it (if any) in respect of this transaction. In the event that the Grantee shall fail to deliver such evidence and such indemnity to the Grantor, then the Grantee shall pay to the Grantor, in addition to the Purchase Price herein, in pursuance of the Grantee’s obligation to pay and the Grantor’s obligation to collect H.S.T. under the said Act, an amount equal to thirteen (13%) per cent of the Purchase Price or such other amount as is required pursuant to the said Act on the Closing Date.

(m)	Costs and Expenses

Each of the Grantor and the Grantee shall be responsible for the costs of its own solicitors and other consultants in respect of this Agreement and the Transaction. The Grantor shall be responsible for all costs incurred in discharging any encumbrances registered against title to the Subject Property that are not permitted pursuant to the terms hereof.

(n)	Electronic Registration

The Grantor and Grantee acknowledge that the Teraview Electronic Registration System (“TERS”) is operative and mandatory in the Land Registry Office for the Land Titles Division in which title to the Subject Property is registered. The Grantee and Grantor shall each retain legal counsel who are authorized TERS users and who are in good standing with the Law Society of Upper Canada. The Grantor and Grantee shall each authorize their respective legal counsel to enter into a document registration agreement in the form as adopted by the joint LSUC-CBAO Committee on Electronic Registration of Title Documents on March 28, 2001. The delivery and exchange of documents and closing funds and the release thereof to the Grantor and Grantee, as the case may be:

(i)	shall not occur contemporaneously with the registration of the transfer/deed of land; and

(ii)	shall be governed by the document registration agreement pursuant to which legal counsel receiving any documents or funds will be required to hold same in escrow and will not be entitled to release except in strict accordance with provisions of the document registration agreement.

(o)	As is, Where is

The Subject Property is being purchased and assumed by the Grantee on an “as is, where is” basis as of the Closing Date and without any express or implied agreement, representation or warranty of any kind whatsoever as to the title, condition, area, suitability for development, physical characteristics, use, zoning, existence of latent defects or any environmental matter or condition, in respect of all of which the Grantee shall rely solely upon its own inspections and investigations.

(p)	Expropriation

In the event of expropriation of all or any part of the Subject Property after the date of exercise of the Option and before the Closing Date, the Grantee shall have the option either: (i) to terminate this Agreement by notice to the Grantor of such termination, in which case this Agreement automatically and without any further documentation or action shall terminate, the Grantor shall return the deposit (together with any interest earned thereon) to the Grantee and the Grantor and the Grantee shall be released from all obligations under this Agreement, or (ii) to accept any available proceeds or compensation payable by the expropriating authority for the expropriation (and the Grantor covenants to assign in favour of the Grantee all of the Grantor’s right and interest in such proceeds or compensation) and complete the purchase and sale of the Subject Property without any abatement of the Purchase Price.

(q)	Miscellaneous

(i)	This Agreement shall run with and be binding upon the Subject Property.

(ii)	This is the entire agreement between the parties and there are no other terms, obligations, covenants, representations, warranties, statements or conditions oral or otherwise of any kind whatsoever.

(iii)	Notwithstanding any presumption to the contrary, all covenants, conditions, warranties and representations contained in this Agreement which by their nature either impliedly or expressly involve performance in any particular after the Closing Date or which cannot be ascertained to have been fully performed until after the Closing Date shall survive the Closing Date.

(iv)	Time shall in all respects be of the essence of this Agreement. This Agreement shall be binding upon and enure to the benefit of the Grantor and Grantee and their respective successors and assigns. Any tender of documents or money hereunder may be made upon the Grantor or Grantee or their respective solicitors on the Closing Date.

(v)	All captions and headings herein are intended only as a matter of convenience and for reference and in no way define, limit or describe the scope of this Agreement or the intent of any provisions hereof.

(vi)	Each of the Parties shall execute and deliver all such further documents and do such other things as the other Party may reasonably request to give full effect to this Agreement.

(vii)	Nothing in this Agreement shall be construed so as to make the Grantee a partner of the Grantor, or the Grantor a partner of the Grantee, and nothing in this Agreement shall be construed so as to make the Grantee an owner of the Subject Property for any purpose, including the Construction Lien Act (Ontario) until the Closing Date.

(viii)	The Grantor and the Grantee agree that this Agreement may be executed by the parties hereto and delivered by facsimile transmission or electronic transmission in a “PDF” format. A signed facsimile copy or electronic copy in a “PDF” format of the signatures of the authorized signing officers for the parties is as binding upon the Grantor and the Grantee as a signed and delivered copy of this Agreement with original signatures of the authorized signing officers for the parties. The Grantor and the Grantee agree that this Agreement may be executed and delivered in counterpart, so that any number of counterparts and each such counterpart shall for all purposes constitute one agreement binding on each of the parties to this Agreement (notwithstanding that each of the parties is not a signatory to the same counterpart) provided that each party is in receipt of one or more counterparts with the signatures of all of the other parties to this Agreement.

6.	RIGHT OF FIRST REFUSAL

If, and so often as, at any time during the Term of this Agreement the Grantor receives a bona fide arm’s length third party offer to purchase, directly or indirectly, all or any part of the Subject Property, either alone or with other lands of the Grantor, which the Grantor is ready and willing to accept (the “Offer”), prior to accepting the Offer the Grantor shall forthwith deliver to the Grantee a notarial copy of the Offer and the Grantee shall have the right, in its sole and absolute discretion, to be exercised by notice to the Grantor within ten (10) Business Days of receipt of notice and such copy of the Offer from the Grantor, to purchase the Subject Property, but not any additional lands of the Grantor, at the same purchase price and on the same terms and conditions as are contained in such Offer (the “Acceptance Notice”) (and the Grantor covenants and agrees that any such Offer in respect of the Subject Property, together with any other lands of the Grantor, shall set out separate values for the Subject Property and such other lands). In the event the Grantee sends an Acceptance Notice, then the Grantor shall be obligated to sell the Subject Property to the Grantee and otherwise on the terms specified in the Offer. Failing delivery by the Grantee within the stipulated period of written notice exercising the Grantee’s right of first refusal in this subparagraph 6(a), such right of first refusal, together with the Option, shall each be deemed to be null and void and of no further effect, and the Grantor shall be entitled to accept such Offer, provided, however, that any such sale to the third party purchaser shall be closed in accordance with the terms and conditions of the Offer within six months after the expiry of the 10 Business Day period referred to herein, failing which the Grantee’s right of first refusal, together with the Option, shall be automatically revived and the Grantee shall be entitled to exercise its right of first refusal provided for under this section 6, together with the Option described in this Agreement, during the balance of the Term.

7.	DEVELOPMENT BY GRANTOR

In addition, should the Grantor at any time during the Term prior to the exercise of the Option and in good faith elect to develop or redevelop the Subject Property, the Grantor shall prior to carrying out such development or redevelopment, advise the Grantee of its intent by delivery of written notice (a “Development Notice”), and in the event the Grantee has failed within sixty (60) days of such Development Notice (the “Development Period”), to secure any required site plan approval and/or building permit from the applicable Governmental Entity (as defined in the Transfer Agreement) in connection with such proposed development or redevelopment (the “Development Approval”), then the Development Notice shall be deemed not to have been given, the Option, together with the right of first refusal contemplated in Section 6 hereof, shall continue in full force and effect for the balance of the Term, and the Grantor shall not be entitled to deliver any further Development Notice in respect of the Subject Property until the earlier of (i) six (6) months from the expiration of the Development Period, and (ii) the expiry of the Term. If the Grantor secures the Development Approval within such sixty (60) day period, the Option, together with the right of first refusal contemplated in Section 6 hereof, shall each be deemed to be null and void and of no further force or effect, the parties shall be released from their respective obligations hereunder, and the Grantor shall be entitled to proceed with the proposed development or redevelopment of the Subject Property.

8.	NOMINEE

The Nominee, as the registered owner of the Subject Property has executed this Agreement as Nominee for, and at the direction of, the Grantor and by so doing the Nominee expressly acknowledges receipt of notice of the Option and the ROFR and covenants and agrees with the Grantor and the Grantee to be bound by same to not to deal with the registered title of the Subject Property in any manner that is inconsistent with the provisions of this Option and Right of First Refusal Agreement.

9.	AGREEMENT CONDITIONAL

This Agreement, and the rights and obligations contemplated herein, shall be conditional upon the Grantor and the Nominee having acquired legal and beneficial interest, respectively, in the Subject Property, pursuant to the terms of the Transfer Agreement.

BALANCE OF PAGE LEFT INTENTIONALLY BLANK

IN WITNESS WHEREOF the Grantor, Grantee and the Nominee have executed this Agreement on the day and date first above written.

2272804 ONTARIO INC. (Grantor)

/s/ Belinda Stronach
Name:	Belinda Stronach
Title:	Director

2272769 ONTARIO INC. (Grantor)

/s/ Belinda Stronach
Name:	Belinda Stronach
Title:

MI DEVELOPMENTS INC. (Grantee)

/s/ Don Cameron /s/ John Simonetti
Name:	Don Cameron
Title:	Chief Operating Officer

Name:	John Simonetti
Title:	Interim Chief Financial Officer

JANE RUTHERFORD INC. (Nominee)

/s/ Leslie Strachan
Name:	Leslie Strachan
Title:	Treasurer

SCHEDULE A

That portion of: Part Lot 15, concession 4, Vaughan, PIN 03276-0728 (LT), in the Land Registry Office for York Region, which is more particularly designated as Parts 3, 4, 5, 6, 7 and 8 on a draft Reference Plan prepared by Donald E. Roberts Ltd. under file reference No. 99.5127-7.

SCHEDULE B

PERMITTED ENCUMBRANCES

General

Encumbrances for taxes, assessments, public utilities or governmental charges or levies not at the time due or delinquent or the validity of which is being contested at the time by the Grantor in good faith in proceedings before a court or governmental body; and undetermined or inchoate privileges or liens and charges incidental to current operations which have not at such time been filed pursuant to law against the Grantor and which relate to obligations not due or delinquent, provided that all such taxes, assessments, liens and charges shall be fully paid or adjusted at or before Closing.

Servitudes, easements, rights-of-way, or other similar rights in land for sewers, electric lines, telegraphs and telephone lines and other utilities and services which do not in the opinion of the Grantee, individually or in the aggregate, materially adversely detract from the value of the Subject Property or materially impair the existing uses of the Subject Property, provided in each case that the same have been complied with in all respects.

Minor encroachments onto or from neighbouring lands which are permitted under agreements with the owners of such lands and which do not in the opinion of the Grantee, individually or in the aggregate, materially adversely detract from the value of the Subject Property or, individually or in the aggregate, materially adversely impair the existing uses of the Subject Property, provided in each case that the same have been complied with in all respects.

The reservations, limitations, provisos and conditions, if any, expressed in any original grant from the Crown, provided such are complied with in all respects.

Registered subdivision, site-plan, development or other municipal agreements provided such are complied with and do not, individually or in the aggregate, materially adversely detract from the value of the Subject Property or, individually or in the aggregate, materially adversely impair the existing uses of the Subject Property.

The provisions of applicable laws, including by-laws, regulations, ordinances and similar instruments relating to development and zoning, provided such in each case have been complied with in all material respects.

Encumbrances of labourers, workmen, builders, contractors, suppliers of material or architects or other similar encumbrances incidental to construction, maintenance or operations which have not at the time been registered or filed pursuant to law against the Subject Property or which, although registered or filed, relate to obligations that are not at the time due or delinquent; and provided that all such encumbrances are fully paid and discharged prior to Closing.

Any other encumbrances registered against the title to the Subject Property as of the date of this Agreement.

OPTION AGREEMENT AND RIGHT OF FIRST REFUSAL AGREEMENT (MILTON)

This Agreement made the 30th day of June, 2011.

AMONG

2272804 ONTARIO INC.

2272769 ONTARIO INC.

(hereinafter collectively called the “Grantor”),

OF THE FIRST PART

AND

MI DEVELOPMENTS INC.

(hereinafter called the “Grantee”),

OF THE SECOND PART

WHEREAS

A. Pursuant to an agreement of purchase and sale dated the 30th day of June, 2011 (the “Agreement of Purchase and Sale”) between 1239953 Ontario Inc. (“123”), 690346 Ontario Inc. (“690”), the Grantee, the Grantor, 445327 Ontario Limited and the Stronach Trust, legal title in those lands described firstly and secondly in Schedule “A” attached hereto are to be conveyed to the Grantor or to a nominee as the Grantor may direct (the “Nominee”) and beneficial interest in such lands are to be transferred to 2272804 Ontario Inc. (“804”) for consideration provided in the Agreement of Purchase and Sale;

B. Pursuant to Transfer Agreement (the “Transfer Agreement”) made as of the 30th day of June, 2011 among the Grantee, the Grantor, 445327 Ontario Limited and the Stronach Trust, the Grantee has agreed to convey its 100% beneficial interest in those lands and premises more particularly described thirdly in Schedule “A” attached hereto, to 804 Ontario Inc. and to cause legal title to the Subject Property to be conveyed to 804 or to the Nominee as 804 may direct, all for the consideration recited in the Transfer Agreement;

C. Pursuant to the Plan of Arrangement (as defined in the Transfer Agreement), 2272804 Ontario Inc. (“445 Subco”) will be wound up, and in connection with such winding up, all of 445 Subco’s rights under the Transfer Agreement will be transferred to 2272769 Ontario Inc. (“445 Newco”), and 445 Newco will be responsible for all of 445 Subco’s liabilities under the Transfer Agreement;

D. As part of the consideration for the transfer of legal and beneficial interest in the Subject Property referred to in recital A above, the Grantor agreed to grant in favour of the Grantee an exclusive option to purchase the Subject Property (the “Option”) as well as a right of first refusal in respect of the Subject Property (the “ROFR”), in each case on the terms and conditions hereinafter set forth;

E. The Grantor, the Grantee and the Nominee have entered this Agreement to give effect to the foregoing.

WITNESSETH that in consideration of the premises and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged by the Grantor, the Grantor and Grantee agree as follows:

1.	OPTION

In consideration of the sum of $10.00 now paid by the Grantee to the Grantor, the Grantor hereby grants to the Grantee the Option for a purchase price (herein referred to as the “Purchase Price”) equal to the fair market value of the Subject Property (“FMV”).

2.	TERM AND EXERCISE

(a)	This Option may be exercised by the Grantee any time from the date hereof until on or before the 30th day of June, 2013 (the “Term”) by notice in writing from the Grantee to the Grantor advising the Grantor that the Grantee intends to purchase the Subject Property. Such notice shall be accompanied by a deposit payable to the Grantor in an amount equal to 20% of the appraised value of the Subject Property as set out in the appraisal report obtained by the parties for the purposes of the Transfer Agreement, such deposit to be held by the Grantor in trust pending completion or other termination of this Agreement and to be credited towards the Purchase Price on completion as hereinafter set out. In the event this Option is not exercised in accordance with the provisions of this paragraph, this Option shall terminate, any rights under this Agreement shall become null and void and all liabilities of the Grantee and the Grantor pursuant to this Agreement shall be released and forever discharged.

(b)	Notwithstanding any provision of this Agreement to the contrary, it is understood and agreed that the Option is subject to the following restriction, namely that the Grantee shall be entitled to exercise the Option for the sole purpose of facilitating the expansion onto the Subject Property of the business operations of Magna International Inc., any division or Affiliate thereof (as the term is defined in the Transfer Agreement) (hereinafter a “Magna Entity”) or of any entity whose primary business is as a supplier of product or services to any Magna Entity that has business operations situate on the lands immediately adjacent to the Subject Property, and the purported exercise of the Option by the Grantee for any other purpose shall be null and void and of no effect. Concurrently with the delivery of the notice contemplated in Section 2(a), the Grantee shall deliver a certificate of an officer of the Grantee certifying that the Option is being exercised for one of the purposes set forth in this Section 2(b).

3.	NOTICES

Any notices, demands, approvals, consents, offers, agreements or other communications (hereinafter referred to as a “notice”) given under this Agreement or pursuant to any law or governmental regulation shall be in writing. Such notice shall be deemed given if personally delivered, or sent by prepaid registered mail, or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

(a)	To the Grantor at the following address:

14875 Bayview Avenue

Aurora, Ontario

L4G 3G8

Attention: Belinda Stronach

with a copy to:

Alon Ossip

c/o Miller Thomson LLP

600-60 Columbia Way

Markham, Ontario

L3R 0C9

Telecopier No. (905) 415-6777

or such other address as the Grantor may designate by notice to the Grantee

(b)	To the Grantee at the following address:

MI Developments Inc.

455 Magna Drive, 2nd Floor

Aurora, Ontario

L4G 7A9

Attention: Donald Cameron

Telecopier No. (905) 726-2593

with a copy to:

Davies Ward Phillips & Vineberg LLP

1 First Canadian Place

100 King Street West

Suite 4400, Box 63

Toronto, Ontario

M5X 1B1

Attention: Vincent Mercier/Peter Hong

Telecopier No. (416) 863-0971

or such other address as the Grantee may designate by notice to the Grantor.

Any notice referred to above, if delivered or sent by facsimile or by other electronic communication prior to 5:00 p.m. on a Business Day (as defined below), shall be deemed to have been given or made on the date on which it was personally delivered or transmitted and otherwise it shall be deemed to have been validly and effectively given and received on the Business Day next following the day it was delivered or sent, or if sent by prepaid registered mail shall be deemed to have been given or made on the third Business Day on which mail is distributed to the recipient by the post office in the Province of Ontario following the date on which it was so mailed. During the period of any postal strike or other interference with the mails, personal delivery shall be substituted for prepaid registered mail.

4.	MISCELLANEOUS

(a)	Right to Inspect: The Grantee and all persons authorized by it shall have the right at all reasonable times following the exercise of the Option to enter on the Subject Property for the purposes of inspection, conducting soil tests and preparing surveys and plans. In the event this Option is exercised and the agreement of purchase and sale is not completed (other than as a result of the Grantor’s breach) the Grantee shall at its sole cost and expense restore the Subject Property as nearly as practicable to its condition existing prior to such inspection or soil tests being carried out. The Grantors shall provide the Grantee with copies of any additional records and documentation and all information in its possession (or the possession of its solicitors and consultants) concerning the condition of the Subject Property which may not otherwise be available to, or in the possession of, the Grantee.

(b)	Authorizations: The Grantor covenants to provide the Grantee and execute without charge to the Grantee, upon written request and at any time after the Option has been exercised, such authorizations, directions and other documents as may be required by the Grantee to bring any application for rezoning/minor variance/severance/building and demolition permit as the Grantee may deem appropriate provided that all costs thereof and liabilities in relation thereto shall be the sole responsibility of the Grantee.

(c)	Assignment: The Grantee shall have the right to assign this Option to an Affiliate (as defined in the Transfer Agreement) of the Grantee and all its rights hereunder by giving notice of such assignment to the Grantor whereupon all references herein to the Grantee shall then be references to its assignee provided that the Grantee shall continue to be jointly and severally liable with such assignee for performance of the Grantee’s obligations hereunder. Save as expressly provided in the preceding sentence the Grantee shall have no right to assign any of its right or interest in the Option or this Agreement, which right and interest shall remain personal to the Grantee.

(d)	Registration: The Grantor agrees to register notice of this Agreement against title to the Subject Property to prevent any dealings with the Subject Property other than in accordance with the terms of this Agreement. The Grantor shall be entitled to register a discharge of such notice upon the expiration or sooner termination of this Agreement, and the Grantee covenants and agrees to execute and deliver all such instruments, documents or other assurances as may be reasonably required by the Grantor to give effect to the foregoing.

(e)	Planning Act: Provided that this Option shall be effective to create an interest in the Subject Property only if the provisions of the Planning Act (Ontario) as amended (the “Act”) are complied with on or before the Closing Date (as hereinafter defined). The Grantor covenants with the Grantee not to acquire any lands abutting the Subject Property or undertake any other activities that would result in the conveyance of the Subject Property pursuant to this Agreement being contrary to the provisions of section 50 of the Act.

5.	AGREEMENT OF PURCHASE AND SALE

In the event of and upon the exercise of the Option by the Grantee pursuant to the provisions of paragraph 2 herein, this Agreement shall automatically (and without any further action or documentation) then become a binding agreement of purchase and sale between the parties hereto, upon the following terms:

(a)	Purchase Price

The Purchase Price shall be payable as follows:

(i)	By the Grantee paying the sum stipulated in section 2(a), which sum shall have been submitted as a deposit upon the exercise of this Option by the Grantee, to be held in trust pending completion or other termination of this Agreement which deposit (herein referred to as the “Deposit”) shall be credited on account of the Purchase Price on the Closing Date (as hereinafter defined); and

(ii)	By the Grantee paying the balance of the Purchase Price by certified cheque, bank draft or wire transfer (subject to the adjustments as set out in paragraph 5(g) on the Closing Date).

(b)	FMV

Upon the exercise by the Grantee of the Option, the FMV for the Subject Property shall be determined as follows:

(i)	The Grantor and Grantee will negotiate in good faith and attempt to agree upon FMV for the Subject Property within five (5) business days following the exercise of the Option;

(ii)	In the event that the Grantor and the Grantee are unable within such period to reach agreement upon FMV, each shall select, and at its sole cost retain, a qualified independent professionally certified appraiser to determine FMV as of the date of exercise of the Option based on the highest and best use of the Subject Property;

(iii)	In the event that there is a difference in appraisal values, where the higher value is not more than, or is, ten (10%) percent higher than the lower appraisal, the FMV shall be the average of the two values determined by such appraisers;

(iv)	In the event that the variance between FMV as determined in each of the two appraisals is greater than ten (10%) percent, then the two appraisers initially retained by the Grantor and Grantee shall collectively select and retain, at their joint cost, a third qualified, independent, professional, certified appraiser, which third appraiser shall select one of the two original appraisals as more accurately establishing FMV and the appraisal so selected by such third appraiser shall conclusively be deemed to have established FMV; and

(v)	The determination of FMV in accordance with this subsection 5(b) shall be binding upon the Grantor and the Grantee.

(c)	Closing Date

This Agreement shall be completed on the thirtieth (30th) day next following the later of: (i) the giving of the notice of exercise of the Option pursuant to Section 2 above, and (ii) the determination of FMV in accordance with subparagraph 5(b) above, or as may otherwise be agreed to by the parties.

In the event such thirtieth (30th) day shall fall on a day that is a Saturday, Sunday or other day on which the applicable Land Registry Office shall not be open, then this Agreement shall be completed on the day next following when the applicable Land Registry Office shall be open (a “Business Day”). Such day of completion shall be referred to herein as the “Closing Date”. The Closing shall be held at the offices of the Grantor’s solicitors between 1:00 p.m. and 5:00 p.m. on the Closing Date, or at such other time or place as the parties shall mutually agree upon in writing.

The parties shall use best efforts to determine FMV and complete this transaction within thirty (30) days of delivery of the notice of exercise of the Option, provided that in the event the Closing Date has not occurred on or before the thirtieth (30th) day next following the later of (i) the giving of the notice of exercise of the Option pursuant to Section 2 above, and (ii) 3 Business Days following the delivery by the Grantor of the appraisal report prepared by the appraiser retained by the Grantor in accordance with Subsection 5(b)(ii) above, the Grantee shall pay to the Grantor on Closing, and in addition to the Purchase Price, interest on the Purchase Price at the rate of ten per cent (10%) per annum, calculated daily, from such date until the actual Closing Date.

(d)	Warranties and Representations

The Grantor hereby represents and warrants to the Grantee subject to the limitations, if any, expressed hereby as follows:

(i)	The Grantor is now and at the Closing Date will be a body corporate existing in good standing under the laws of the Province of Ontario with full corporate power, authority and capacity to accept this Agreement and to carry out the transaction contemplated hereby without any consent of any other person (as defined in the Transfer Agreement); and

(ii)	The Grantor will at the Closing Date have full and absolute right and power to convey and transfer to the Grantee or cause to be conveyed or transferred to the Grantee the Subject Property;

(e)	Covenants

The Grantor covenants and agrees with the Grantee as follows:

(i)	During the period from and after the exercise of the Option, the Grantor shall continue to maintain and administer the Subject Property as would a prudent owner of vacant land;

(ii)	In addition to the documentation referred to in this Agreement or reasonably required by the Grantee or its solicitors to give full effect to the transaction contemplated herein, to provide the following documents on the Closing Date:

(A)	Valid and registrable transfer/deed of land from the Nominee in favour of the Grantee.

(B)	A conveyance of one hundred (100%) percent beneficial interest in the Subject Property from the Grantor in favour of the Grantee.

(C)	A Certificate of an officer of the Grantor declaring unequivocally that the Grantor’s ownership of the Subject Property has not been challenged by anyone and that there are no adverse or possessory claims against the Grantor or the Subject Property.

(D)	Bill of Sale with respect to all chattels (if any).

All documentation shall be in form and substance acceptable to the Grantor’s solicitors and the Grantee’s solicitors, each acting reasonably and in good faith.

(iii)	To provide the Grantee with vacant possession of the Subject Property on the Closing Date;

(iv)	To provide the Grantee on the Closing Date evidence in a form satisfactory to the Grantee and its solicitors that on the Closing Date the Grantor is the beneficial owner of the Subject Property and is a resident of Canada for purposes of determining its liability for tax pursuant to the Income Tax Act (Canada).

(v)	Following exercise of the Option, the Grantor shall not create or permit to exist any charges, liens, security interests or other encumbrances of any kind whatsoever against or affecting the Subject Property and the Grantor shall discharge at its sole cost and expense, all mortgages, liens and encumbrances registered on title to the Subject Property on or before the Closing Date, save and except the encumbrances and other interests described in paragraph 5(i); and

(vi)	To convey to the Grantee all fixtures and chattels affixed to, located on and used in conjunction with the Subject Property, if any, on the Closing Date, all such fixtures and chattels to be free and clear of all encumbrances.

(f)	Income Tax Act

Grantee shall be credited towards the Purchase Price with the amount, if any, which it shall be necessary for the Grantee to pay to the Receiver General of Canada in order to satisfy Grantee’s liability in respect of tax payable by the Grantor under the non-residency provisions of the Income Tax Act (Canada) by reason of the sale. Grantee shall not claim such credit if the Grantor delivers on the Closing Date, the prescribed certificate from an officer of the Grantor that it is not, as of the Closing Date, a non-resident of Canada.

(g)	Adjustments

Adjustments shall be made on the Closing Date. Real property taxes on the basis of the calendar year for which assessed, water and utilities (unless metered), rents and such amounts as are typically the subject of adjustment on the sale of similar commercial properties, shall be apportioned and allowed to the Closing Date, it being agreed that the expenses and revenues relating to the Subject Property from and after the Closing Date shall be allocated to the Grantee. The parties agree that each will make adjustments with the other after the Closing Date for all items that in accordance with usual conveyancing practice, should be adjusted subject to the terms of this Agreement. All such readjustments shall be made forthwith after the written request of the other party, if such readjustment is appropriate to comply with and not otherwise excepted under the terms of this Agreement, provided that all adjustments shall be made within one (1) year of the Closing Date.

(h)	Investigations

The Grantee shall be allowed up to 5:00 p.m. on the tenth (10th) day prior to the Closing Date to conduct (subject to compliance with other relevant provisions of this Agreement, including without limitation Section 4(a) hereof) all investigations, inspections, reviews, tests and audits relating to the Subject Property (collectively referred to herein as the “due diligence”) which the Grantee deems necessary or desirable in its discretion. The obligation of the Grantee to complete the transaction of purchase and sale pursuant to the exercise of the Option is subject to the condition that the Grantee is satisfied with the due diligence in its sole and absolute discretion on or before 5:00 p.m. on the tenth (10th) day prior to the Closing Date. The Grantee shall be deemed to be satisfied with the results of its due diligence unless it delivers to the Grantor on or before 5:00 p.m. on the tenth (10th) day prior to the Closing Date a written notice (the “Non-Waiver Notice”) stating that it does not waive the condition contained in this Subsection 5(h). If the Grantee delivers the Non-Waiver Notice to the Grantor prior to 5:00 p.m. on the Due Diligence Date, then this Agreement shall automatically terminate at such time and, upon such termination, the Grantee and the Grantor shall be released from all obligations under this Agreement, and the deposit paid pursuant to Section 2(a) (together with any interest earned thereon) shall be returned to the Grantee.

(i)	Title

The Grantee shall be allowed up to 5:00 p.m. on the tenth day prior to the Closing Date to examine the title to the Subject Property at its own expense. Title to the Subject Property shall be good and marketable and free and clear of all restrictions, liens, encumbrances, charges, tenancies, occupancies and other possessory rights except the permitted encumbrances listed in Schedule “B” attached hereto

If within the time allowed for examining the title any valid objection to title is made in writing to the Grantor and which the Grantor is unable or unwilling to remove, remedy or satisfy and which the Grantee will not waive, this Agreement, notwithstanding any intermediate action, negotiations in respect of such objections, shall be at an end and the Deposit shall be returned to the Grantee forthwith without deduction and neither party shall have any further rights or obligations hereunder. Save as to any objection made within such time, and any objections in respect of matters arising after such time but before Closing or in respect of matters going to the root of title, the Grantee shall be conclusively deemed to have accepted the Grantor’s title to the Subject Property.

(j)	Planning Act

Provided that this Agreement shall be effective to create an interest in the Subject Property only if the provisions of the Planning Act (Ontario) are complied with by the Grantor on or before the Closing Date and the Grantor covenants to proceed diligently at its expense to obtain any necessary consents and approvals on or before the Closing Date and to satisfy at its sole cost prior to the Closing Date any conditions of obtaining such consents and approvals. The Grantor covenants that the prescribed statements pursuant to subsection 50(22) of the Planning Act (Ontario) shall be properly completed by it and its solicitors on the Closing Date.

(k)	Damage

The Subject Property and all other things being purchased shall be and remain until the Closing Date at the risk of the Grantor. Grantor shall hold all insurance policies, if any, and the proceeds thereof in trust for the parties as their interests may appear and in the event of damage, Grantee may terminate this Agreement whereupon the Deposit shall be returned forthwith to the Grantee (together with any interest earned thereon) or, in the alternative, the Grantee shall be entitled to take the proceeds of any insurance and complete the transaction.

(l)	HST

The Grantee agrees that it will be as at the Closing Date a registrant for Harmonized Sales Tax (H.S.T.) under the Excise Tax Act, R.S.C. 1985, as amended, and will provide evidence of same in form and substance reasonably satisfactory to the Grantor or its solicitors at the Closing Date, including without limitation, an officer’s certificate of a senior officer of the Grantee confirming the Grantee’s H.S.T. registration number and that such registration continues to be in full force and effect and an indemnity to the Grantor for any HST claimed from the Grantor in the event the Grantee does not pay the HST payable by it (if any) in respect of this transaction. In the event that the Grantee shall fail to deliver such evidence and such indemnity to the Grantor, then the Grantee shall pay to the Grantor, in addition to the Purchase Price herein, in pursuance of the Grantee’s obligation to pay and the Grantor’s obligation to collect H.S.T. under the said Act, an amount equal to thirteen (13%) per cent of the Purchase Price or such other amount as is required pursuant to the said Act on the Closing Date.

(m)	Costs and Expenses

Each of the Grantor and the Grantee shall be responsible for the costs of its own solicitors and other consultants in respect of this Agreement and the Transaction. The Grantor shall be responsible for all costs incurred in discharging any encumbrances registered against title to the Subject Property that are not permitted pursuant to the terms hereof.

(n)	Electronic Registration

The Grantor and Grantee acknowledge that the Teraview Electronic Registration System (“TERS”) is operative and mandatory in the Land Registry Office for the Land Titles Division in which title to the Subject Property is registered. The Grantee and Grantor shall each retain legal counsel who are authorized TERS users and who are in good standing with the Law Society of Upper Canada. The Grantor and Grantee shall each authorize their respective legal counsel to enter into a document registration agreement in the form as adopted by the joint LSUC-CBAO Committee on Electronic Registration of Title Documents on March 28, 2001. The delivery and exchange of documents and closing funds and the release thereof to the Grantor and Grantee, as the case may be:

(i)	shall not occur contemporaneously with the registration of the transfer/deed of land; and

(ii)	shall be governed by the document registration agreement pursuant to which legal counsel receiving any documents or funds will be required to hold same in escrow and will not be entitled to release except in strict accordance with provisions of the document registration agreement.

(o)	As is, Where is

The Subject Property is being purchased and assumed by the Grantee on an “as is, where is” basis as of the Closing Date and without any express or implied agreement, representation or warranty of any kind whatsoever as to the title, condition, area, suitability for development, physical characteristics, use, zoning, existence of latent defects or any environmental matter or condition, in respect of all of which the Grantee shall rely solely upon its own inspections and investigations.

(p)	Expropriation

In the event of expropriation of all or any part of the Subject Property after the date of exercise of the Option and before the Closing Date, the Grantee shall have the option either: (i) to terminate this Agreement by notice to the Grantor of such termination, in which case this Agreement automatically and without any further documentation or action shall terminate, the Grantor shall return the deposit (together with any interest earned thereon) to the Grantee and the Grantor and the Grantee shall be released from all obligations under this Agreement, or (ii) to accept any available proceeds or compensation payable by the expropriating authority for the expropriation (and the Grantor covenants to assign in favour of the Grantee all of the Grantor’s right and interest in such proceeds or compensation) and complete the purchase and sale of the Subject Property without any abatement of the Purchase Price.

(q)	Miscellaneous

(i)	This Agreement shall run with and be binding upon the Subject Property.

(ii)	This is the entire agreement between the parties and there are no other terms, obligations, covenants, representations, warranties, statements or conditions oral or otherwise of any kind whatsoever.

(iii)	Notwithstanding any presumption to the contrary, all covenants, conditions, warranties and representations contained in this Agreement which by their nature either impliedly or expressly involve performance in any particular after the Closing Date or which cannot be ascertained to have been fully performed until after the Closing Date shall survive the Closing Date.

(iv)	Time shall in all respects be of the essence of this Agreement. This Agreement shall be binding upon and enure to the benefit of the Grantor and Grantee and their respective successors and assigns. Any tender of documents or money hereunder may be made upon the Grantor or Grantee or their respective solicitors on the Closing Date.

(v)	All captions and headings herein are intended only as a matter of convenience and for reference and in no way define, limit or describe the scope of this Agreement or the intent of any provisions hereof.

(vi)	Each of the Parties shall execute and deliver all such further documents and do such other things as the other Party may reasonably request to give full effect to this Agreement.

(vii)	Nothing in this Agreement shall be construed so as to make the Grantee a partner of the Grantor, or the Grantor a partner of the Grantee, and nothing in this Agreement shall be construed so as to make the Grantee an owner of the Subject Property for any purpose, including the Construction Lien Act (Ontario) until the Closing Date.

(viii)	The Grantor and the Grantee agree that this Agreement may be executed by the parties hereto and delivered by facsimile transmission or electronic transmission in a “PDF” format. A signed facsimile copy or electronic copy in a “PDF” format of the signatures of the authorized signing officers for the parties is as binding upon the Grantor and the Grantee as a signed and delivered copy of this Agreement with original signatures of the authorized signing officers for the parties. The Grantor and the Grantee agree that this Agreement may be executed and delivered in counterpart, so that any number of counterparts and each such counterpart shall for all purposes constitute one agreement binding on each of the parties to this Agreement (notwithstanding that each of the parties is not a signatory to the same counterpart) provided that each party is in receipt of one or more counterparts with the signatures of all of the other parties to this Agreement.

6.	RIGHT OF FIRST REFUSAL

If, and so often as, at any time during the Term of this Agreement the Grantor receives a bona fide arm’s length third party offer to purchase, directly or indirectly, all or any part of the Subject Property, either alone or with other lands of the Grantor, which the Grantor is ready and willing to accept (the “Offer”), prior to accepting the Offer the Grantor shall forthwith deliver to the Grantee a notarial copy of the Offer and the Grantee shall have the right, in its sole and absolute discretion, to be exercised by notice to the Grantor within ten (10) Business Days of receipt of notice and such copy of the Offer from the Grantor, to purchase the Subject Property, but not any additional lands of the Grantor, at the same purchase price and on the same terms and conditions as are contained in such Offer (the “Acceptance Notice”) (and the Grantor covenants and agrees that any such Offer in respect of the Subject Property, together with any other lands of the Grantor, shall set out separate values for the Subject Property and such other lands). In the event the Grantee sends an Acceptance Notice, then the Grantor shall be obligated to sell the Subject Property to the Grantee and otherwise on the terms specified in the Offer. Failing delivery by the Grantee within the stipulated period of written notice exercising the Grantee’s right of first refusal in this subparagraph 6(a), such right of first refusal, together with the Option, shall each be deemed to be null and void and of no further effect, and the Grantor shall be entitled to accept such Offer, provided, however, that any such sale to the third party purchaser shall be closed in accordance with the terms and conditions of the Offer within six months after the expiry of the 10 Business Day period referred to herein, failing which the Grantee’s right of first refusal, together with the Option, shall be automatically revived and the Grantee shall be entitled to exercise its right of first refusal provided for under this section 6, together with the Option described in this Agreement, during the balance of the Term.

7.	DEVELOPMENT BY GRANTOR

In addition, should the Grantor at any time during the Term prior to the exercise of the Option and in good faith elect to develop or redevelop the Subject Property, the Grantor shall prior to carrying out such development or redevelopment, advise the Grantee of its intent by delivery of written notice (a “Development Notice”), and in the event the Grantee has failed within sixty (60) days of such Development Notice (the “Development Period”), to secure any required site plan approval and/or building permit from the applicable Governmental Entity (as defined in the Transfer Agreement) in connection with such proposed development or redevelopment (the “Development Approval”), then the Development Notice shall be deemed not to have been given, the Option, together with the right of first refusal contemplated in Section 6 hereof, shall continue in full force and effect for the balance of the Term, and the Grantor shall not be entitled to deliver any further Development Notice in respect of the Subject Property until the earlier of (i) six (6) months from the expiration of the Development Period, and (ii) the expiry of the Term. If the Grantor secures the Development Approval within such sixty (60) day period, the Option, together with the right of first refusal contemplated in Section 6 hereof, shall each be deemed to be null and void and of no further force or effect, the parties shall be released from their respective obligations hereunder, and the Grantor shall be entitled to proceed with the proposed development or redevelopment of the Subject Property.

8.	NOMINEE

The Nominee, as the registered owner of the Subject Property has executed this Agreement as Nominee for, and at the direction of, the Grantor and by so doing the Nominee expressly acknowledges receipt of notice of the Option and the ROFR and covenants and agrees with the Grantor and the Grantee to be bound by same to not to deal with the registered title of the Subject Property in any manner that is inconsistent with the provisions of this Option and Right of First Refusal Agreement.

9.	AGREEMENT CONDITIONAL

This Agreement, and the rights and obligations contemplated herein, shall be conditional upon the Grantor and the Nominee having acquired legal and beneficial interest, respectively, in the Subject Property, pursuant to the terms of the Transfer Agreement.

BALANCE OF PAGE LEFT INTENTIONALLY BLANK

IN WITNESS WHEREOF the Grantor, Grantee and the Nominee have executed this Agreement on the day and date first above written.

2272804 ONTARIO INC. (Grantor)

/s/ Belinda Stronach
Name: Belinda Stronach
Title: Director

2272769 ONTARIO INC. (Grantor)

/s/ Belinda Stronach
Name: Belinda Stronach
Title:

MI DEVELOPMENTS INC. (Grantee)

/s/ Don Cameron /s/ John Simonetti
Name: Don Cameron
Title: Chief Operating Officer

Name: John Simonetti
Title: Interim Chief Financial Officer

SCHEDULE A

FIRSTLY:

That part of PIN: 24975-0015 (LT) in the Land registry office of Halton No. 20, being Parts 2, 3, 4 and 5 on the draft reference plan attached hereto as Schedule “B”.

SECONDLY:

That part of PIN: 24975-0114(LT), in the Land Registry Office of Halton No. 20, being Parts 10, 11 and 12 on the draft reference plan attached hereto as Schedule “C”.

THIRDLY:

That part of PIN: 24975-0113 (LT) in the Land Registry Office of Halton No. 20, being Parts 13 and 14, on the draft reference plan attached hereto as Schedule “B”.

SCHEDULE B

PERMITTED ENCUMBRANCES

General

Encumbrances for taxes, assessments, public utilities or governmental charges or levies not at the time due or delinquent or the validity of which is being contested at the time by the Grantor in good faith in proceedings before a court or governmental body; and undetermined or inchoate privileges or liens and charges incidental to current operations which have not at such time been filed pursuant to law against the Grantor and which relate to obligations not due or delinquent, provided that all such taxes, assessments, liens and charges shall be fully paid or adjusted at or before Closing.

Servitudes, easements, rights-of-way, or other similar rights in land for sewers, electric lines, telegraphs and telephone lines and other utilities and services which do not in the opinion of the Grantee, individually or in the aggregate, materially adversely detract from the value of the Subject Property or materially impair the existing uses of the Subject Property, provided in each case that the same have been complied with in all respects.

Minor encroachments onto or from neighbouring lands which are permitted under agreements with the owners of such lands and which do not in the opinion of the Grantee, individually or in the aggregate, materially adversely detract from the value of the Subject Property or, individually or in the aggregate, materially adversely impair the existing uses of the Subject Property, provided in each case that the same have been complied with in all respects.

The reservations, limitations, provisos and conditions, if any, expressed in any original grant from the Crown, provided such are complied with in all respects.

Registered subdivision, site-plan, development or other municipal agreements provided such are complied with and do not, individually or in the aggregate, materially adversely detract from the value of the Subject Property or, individually or in the aggregate, materially adversely impair the existing uses of the Subject Property.

The provisions of applicable laws, including by-laws, regulations, ordinances and similar instruments relating to development and zoning, provided such in each case have been complied with in all material respects.

Encumbrances of labourers, workmen, builders, contractors, suppliers of material or architects or other similar encumbrances incidental to construction, maintenance or operations which have not at the time been registered or filed pursuant to law against the Subject Property or which, although registered or filed, relate to obligations that are not at the time due or delinquent; and provided that all such encumbrances are fully paid and discharged prior to Closing.

Any other encumbrances registered against the title to the Subject Property as of the date of this Agreement.

SCHEDULE C

PLAN 20R-
I REQUIRE THIS PLAN TO BE DEPOSITED UNDER THE LAND TITLES ACT.
DONALD E. ROBERTS O.L.S.
RECEIVED AND DEPOSITED :
SOUTHWEST HALF OF LOT 3, CONCESSION 3
PIN. 24975-0105(LT)
PART 1, PLAN 20R-11717
PIN. 24975-0124(LT)
SCHEDULE
PARTS 2,3,4,5 AREA= 6.2527 hectares (15.45 acres)
PLAN OF SURVEY OF
PART OF SOUTHWEST HALF OF LOT 2, CONCESSION 2
TOWN OF MILTON
REGIONAL MUNICIPALITY OF HALTON
(FORMERLY IN THE GEOGRAPHIC TOWNSHIP OF ESQUESING, COUNTY OF HALTON)
DONALD E. ROBERTS O.L.S. 2011
PART 1
PART 7
PERU ROAD
(ALLOWANCE FOR ROAD BETWEEN CONCESSIONS 1 AND 2)
PART SOUTHWEST HALF OF LOT 2,
CONCESSION 2
PART 1, PLAN 20R-8119
PIN. 24975-0113(LT)
PART 9
PART 8
PART 3, PLAN 20R-8119
PIN. 24975-0115(LT)
PART 2
PART 3
PART 4
PART 6
PART 15
BLOCK 35, REGISTERED PLAN 20M-277
PART 10
PART 11
PART 12
PART 13
PART 14
PART 5
INDUSTRIAL DRIVE
MARKET DRIVE
BLOCK 3, REG'D PLAN 20M-274
PIN. 24975-0036(LT)
BLOCK 3, REG'D PLAN 20M-274
PIN. 24975-0027(LT)
PART 1, PLAN 20R-7587
NOTE
SURVEYOR'S CERTIFICATE
METRIC
DONALD E. ROBERTS LTD., ONTARIO LAND SURVEYORS
04-6038-6

OPTION AGREEMENT AND RIGHT OF FIRST REFUSAL AGREEMENT (TESMA)

This Agreement made the 30th day of June, 2011.

AMONG

2272804 ONTARIO INC.

2272769 ONTARIO INC.

(hereinafter collectively called the “Grantor”),

OF THE FIRST PART

AND

MI DEVELOPMENTS INC.

(hereinafter called the “Grantee”),

OF THE SECOND PART

AND

TESMA CAMPUS INC.

(hereinafter called the “Nominee”),

OF THE THIRD PART

WHEREAS

A. Pursuant to Transfer Agreement (the “Transfer Agreement”) made as of the 30th day of June, 2011 among the Grantee, the Grantor, 445327 Ontario Limited and the Stronach Trust, the Grantee agreed to convey its 100% beneficial interest in those lands and premises more particularly described in Schedule “A” attached hereto (herein referred to as the “Subject Property”) to 2272804 Ontario Inc. and to cause legal title to the Subject Property to be conveyed to the Nominee for the consideration recited in the Transfer Agreement;

B. Pursuant to the Plan of Arrangement (as defined in the Transfer Agreement), 2272804 Ontario Inc. (“445 Subco”) will be wound up, and in connection with such winding up, all of 445 Subco’s rights under the Transfer Agreement will be transferred to 2272769 Ontario Inc. (“445 Newco”), and 445 Newco will be responsible for all of 445 Subco’s liabilities under the Transfer Agreement;

C. As part of the consideration for the transfer of legal and beneficial interest in the Subject Property referred to in recital A above, the Grantor agreed to grant in favour of the Grantee an exclusive option to purchase the Subject Property (the “Option”) as well as a right of first refusal in respect of the Subject Property (the “ROFR”), in each case on the terms and conditions hereinafter set forth;

D. The Grantor, the Grantee and the Nominee have entered this Agreement to give effect to the foregoing.

WITNESSETH that in consideration of the premises and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged by the Grantor, the Grantor and Grantee agree as follows:

1.	OPTION

In consideration of the sum of $10.00 now paid by the Grantee to the Grantor, the Grantor hereby grants to the Grantee the Option for a purchase price (herein referred to as the “Purchase Price”) equal to the fair market value of the Subject Property (“FMV”).

2.	TERM AND EXERCISE

(a)	This Option may be exercised by the Grantee any time from the date hereof until on or before the 30th day of June, 2013 (the “Term”) by notice in writing from the Grantee to the Grantor advising the Grantor that the Grantee intends to purchase the Subject Property. Such notice shall be accompanied by a deposit payable to the Grantor in an amount equal to 20% of the appraised value of the Subject Property as set out in the appraisal report obtained by the parties for the purposes of the Transfer Agreement, such deposit to be held by the Grantor in trust pending completion or other termination of this Agreement and to be credited towards the Purchase Price on completion as hereinafter set out. In the event this Option is not exercised in accordance with the provisions of this paragraph, this Option shall terminate, any rights under this Agreement shall become null and void and all liabilities of the Grantee and the Grantor pursuant to this Agreement shall be released and forever discharged.

(b)	Notwithstanding any provision of this Agreement to the contrary, it is understood and agreed that the Option is subject to the following restriction, namely that the Grantee shall be entitled to exercise the Option for the sole purpose of facilitating the expansion onto the Subject Property of the business operations of Magna International Inc., any division or Affiliate thereof (as the term is defined in the Transfer Agreement) (hereinafter a “Magna Entity”) or of any entity whose primary business is as a supplier of product or services to any Magna Entity that has business operations situate on the lands immediately adjacent to the Subject Property, and the purported exercise of the Option by the Grantee for any other purpose shall be null and void and of no effect. Concurrently with the delivery of the notice contemplated in Section 2(a), the Grantee shall deliver a certificate of an officer of the Grantee certifying that the Option is being exercised for one of the purposes set forth in this Section 2(b).

3.	NOTICES

Any notices, demands, approvals, consents, offers, agreements or other communications (hereinafter referred to as a “notice”) given under this Agreement or pursuant to any law or governmental regulation shall be in writing. Such notice shall be deemed given if personally delivered, or sent by prepaid registered mail, or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

(a)	To the Grantor at the following address:

14875 Bayview Avenue

Aurora, Ontario

L4G 3G8

Attention: Belinda Stronach

with a copy to:

Alon Ossip

c/o Miller Thomson LLP

600-60 Columbia Way

Markham, Ontario

L3R 0C9

Telecopier No. (905) 415-6777

or such other address as the Grantor may designate by notice to the Grantee

(b)	To the Grantee at the following address:

MI Developments Inc.

455 Magna Drive, 2nd Floor

Aurora, Ontario

L4G 7A9

Attention: Donald Cameron

Telecopier No. (905) 726-2593

with a copy to:

Davies Ward Phillips & Vineberg LLP

1 First Canadian Place

100 King Street West

Suite 4400, Box 63

Toronto, Ontario

M5X 1B1

Attention: Vincent Mercier/Peter Hong

Telecopier No. (416) 863-0971

or such other address as the Grantee may designate by notice to the Grantor.

Any notice referred to above, if delivered or sent by facsimile or by other electronic communication prior to 5:00 p.m. on a Business Day (as defined below), shall be deemed to have been given or made on the date on which it was personally delivered or transmitted and otherwise it shall be deemed to have been validly and effectively given and received on the Business Day next following the day it was delivered or sent, or if sent by prepaid registered mail shall be deemed to have been given or made on the third Business Day on which mail is distributed to the recipient by the post office in the Province of Ontario following the date on which it was so mailed. During the period of any postal strike or other interference with the mails, personal delivery shall be substituted for prepaid registered mail.

4.	MISCELLANEOUS

(a)	Right to Inspect: The Grantee and all persons authorized by it shall have the right at all reasonable times following the exercise of the Option to enter on the Subject Property for the purposes of inspection, conducting soil tests and preparing surveys and plans. In the event this Option is exercised and the agreement of purchase and sale is not completed (other than as a result of the Grantor’s breach) the Grantee shall at its sole cost and expense restore the Subject Property as nearly as practicable to its condition existing prior to such inspection or soil tests being carried out. The Grantors shall provide the Grantee with copies of any additional records and documentation and all information in its possession (or the possession of its solicitors and consultants) concerning the condition of the Subject Property which may not otherwise be available to, or in the possession of, the Grantee.

(b)	Authorizations: The Grantor covenants to provide the Grantee and execute without charge to the Grantee, upon written request and at any time after the Option has been exercised, such authorizations, directions and other documents as may be required by the Grantee to bring any application for rezoning/minor variance/severance/building and demolition permit as the Grantee may deem appropriate provided that all costs thereof and liabilities in relation thereto shall be the sole responsibility of the Grantee.

(c)	Assignment: The Grantee shall have the right to assign this Option to an Affiliate (as defined in the Transfer Agreement) of the Grantee and all its rights hereunder by giving notice of such assignment to the Grantor whereupon all references herein to the Grantee shall then be references to its assignee provided that the Grantee shall continue to be jointly and severally liable with such assignee for performance of the Grantee’s obligations hereunder. Save as expressly provided in the preceding sentence the Grantee shall have no right to assign any of its right or interest in the Option or this Agreement, which right and interest shall remain personal to the Grantee.

(d)	Registration: The Grantor agrees to register notice of this Agreement against title to the Subject Property to prevent any dealings with the Subject Property other than in accordance with the terms of this Agreement. The Grantor shall be entitled to register a discharge of such notice upon the expiration or sooner termination of this Agreement, and the Grantee covenants and agrees to execute and deliver all such instruments, documents or other assurances as may be reasonably required by the Grantor to give effect to the foregoing.

(e)	Planning Act: Provided that this Option shall be effective to create an interest in the Subject Property only if the provisions of the Planning Act (Ontario) as amended (the “Act”) are complied with on or before the Closing Date (as hereinafter defined). The Grantor covenants with the Grantee not to acquire any lands abutting the Subject Property or undertake any other activities that would result in the conveyance of the Subject Property pursuant to this Agreement being contrary to the provisions of section 50 of the Act.

5.	AGREEMENT OF PURCHASE AND SALE

In the event of and upon the exercise of the Option by the Grantee pursuant to the provisions of paragraph 2 herein, this Agreement shall automatically (and without any further action or documentation) then become a binding agreement of purchase and sale between the parties hereto, upon the following terms:

(a)	Purchase Price

The Purchase Price shall be payable as follows:

(i)	By the Grantee paying the sum stipulated in section 2(a), which sum shall have been submitted as a deposit upon the exercise of this Option by the Grantee, to be held in trust pending completion or other termination of this Agreement which deposit (herein referred to as the “Deposit”) shall be credited on account of the Purchase Price on the Closing Date (as hereinafter defined); and

(ii)	By the Grantee paying the balance of the Purchase Price by certified cheque, bank draft or wire transfer (subject to the adjustments as set out in paragraph 5(g) on the Closing Date).

(b)	FMV

Upon the exercise by the Grantee of the Option, the FMV for the Subject Property shall be determined as follows:

(i)	The Grantor and Grantee will negotiate in good faith and attempt to agree upon FMV for the Subject Property within five (5) business days following the exercise of the Option;

(ii)	In the event that the Grantor and the Grantee are unable within such period to reach agreement upon FMV, each shall select, and at its sole cost retain, a qualified independent professionally certified appraiser to determine FMV as of the date of exercise of the Option based on the highest and best use of the Subject Property;

(iii)	In the event that there is a difference in appraisal values, where the higher value is not more than, or is, ten (10%) percent higher than the lower appraisal, the FMV shall be the average of the two values determined by such appraisers;

(iv)	In the event that the variance between FMV as determined in each of the two appraisals is greater than ten (10%) percent, then the two appraisers initially retained by the Grantor and Grantee shall collectively select and retain, at their joint cost, a third qualified, independent, professional, certified appraiser, which third appraiser shall select one of the two original appraisals as more accurately establishing FMV and the appraisal so selected by such third appraiser shall conclusively be deemed to have established FMV; and

(v)	The determination of FMV in accordance with this subsection 5(b) shall be binding upon the Grantor and the Grantee.

(c)	Closing Date

This Agreement shall be completed on the thirtieth (30th) day next following the later of: (i) the giving of the notice of exercise of the Option pursuant to Section 2 above, and (ii) the determination of FMV in accordance with subparagraph 5(b) above, or as may otherwise be agreed to by the parties.

In the event such thirtieth (30th) day shall fall on a day that is a Saturday, Sunday or other day on which the applicable Land Registry Office shall not be open, then this Agreement shall be completed on the day next following when the applicable Land Registry Office shall be open (a “Business Day”). Such day of completion shall be referred to herein as the “Closing Date”. The Closing shall be held at the offices of the Grantor’s solicitors between 1:00 p.m. and 5:00 p.m. on the Closing Date, or at such other time or place as the parties shall mutually agree upon in writing.

The parties shall use best efforts to determine FMV and complete this transaction within thirty (30) days of delivery of the notice of exercise of the Option, provided that in the event the Closing Date has not occurred on or before the thirtieth (30th) day next following the later of (i) the giving of the notice of exercise of the Option pursuant to Section 2 above, and (ii) 3 Business Days following the delivery by the Grantor of the appraisal report prepared by the appraiser retained by the Grantor in accordance with Subsection 5(b)(ii) above, the Grantee shall pay to the Grantor on Closing, and in addition to the Purchase Price, interest on the Purchase Price at the rate of ten per cent (10%) per annum, calculated daily, from such date until the actual Closing Date.

(d)	Warranties and Representations

The Grantor hereby represents and warrants to the Grantee subject to the limitations, if any, expressed hereby as follows:

(i)	The Grantor is now and at the Closing Date will be a body corporate existing in good standing under the laws of the Province of Ontario with full corporate power, authority and capacity to accept this Agreement and to carry out the transaction contemplated hereby without any consent of any other person (as defined in the Transfer Agreement); and

(ii)	The Grantor will at the Closing Date have full and absolute right and power to convey and transfer to the Grantee or cause to be conveyed or transferred to the Grantee the Subject Property;

(e)	Covenants

The Grantor covenants and agrees with the Grantee as follows:

(i)	During the period from and after the exercise of the Option, the Grantor shall continue to maintain and administer the Subject Property as would a prudent owner of vacant land;

(ii)	In addition to the documentation referred to in this Agreement or reasonably required by the Grantee or its solicitors to give full effect to the transaction contemplated herein, to provide the following documents on the Closing Date:

(A)	Valid and registrable transfer/deed of land from the Nominee in favour of the Grantee.

(B)	A conveyance of one hundred (100%) percent beneficial interest in the Subject Property from the Grantor in favour of the Grantee.

(C)	A Certificate of an officer of the Grantor declaring unequivocally that the Grantor’s ownership of the Subject Property has not been challenged by anyone and that there are no adverse or possessory claims against the Grantor or the Subject Property.

(D)	Bill of Sale with respect to all chattels (if any).

All documentation shall be in form and substance acceptable to the Grantor’s solicitors and the Grantee’s solicitors, each acting reasonably and in good faith.

(iii)	To provide the Grantee with vacant possession of the Subject Property on the Closing Date;

(iv)	To provide the Grantee on the Closing Date evidence in a form satisfactory to the Grantee and its solicitors that on the Closing Date the Grantor is the beneficial owner of the Subject Property and is a resident of Canada for purposes of determining its liability for tax pursuant to the Income Tax Act (Canada).

(v)	Following exercise of the Option, the Grantor shall not create or permit to exist any charges, liens, security interests or other encumbrances of any kind whatsoever against or affecting the Subject Property and the Grantor shall discharge at its sole cost and expense, all mortgages, liens and encumbrances registered on title to the Subject Property on or before the Closing Date, save and except the encumbrances and other interests described in paragraph 5(i); and

(vi)	To convey to the Grantee all fixtures and chattels affixed to, located on and used in conjunction with the Subject Property, if any, on the Closing Date, all such fixtures and chattels to be free and clear of all encumbrances.

(f)	Income Tax Act

Grantee shall be credited towards the Purchase Price with the amount, if any, which it shall be necessary for the Grantee to pay to the Receiver General of Canada in order to satisfy Grantee’s liability in respect of tax payable by the Grantor under the non-residency provisions of the Income Tax Act (Canada) by reason of the sale. Grantee shall not claim such credit if the Grantor delivers on the Closing Date, the prescribed certificate from an officer of the Grantor that it is not, as of the Closing Date, a non-resident of Canada.

(g)	Adjustments

Adjustments shall be made on the Closing Date. Real property taxes on the basis of the calendar year for which assessed, water and utilities (unless metered), rents and such amounts as are typically the subject of adjustment on the sale of similar commercial properties, shall be apportioned and allowed to the Closing Date, it being agreed that the expenses and revenues relating to the Subject Property from and after the Closing Date shall be allocated to the Grantee. The parties agree that each will make adjustments with the other after the Closing Date for all items that in accordance with usual conveyancing practice, should be adjusted subject to the terms of this Agreement. All such readjustments shall be made forthwith after the written request of the other party, if such readjustment is appropriate to comply with and not otherwise excepted under the terms of this Agreement, provided that all adjustments shall be made within one (1) year of the Closing Date.

(h)	Investigations

The Grantee shall be allowed up to 5:00 p.m. on the tenth (10th) day prior to the Closing Date to conduct (subject to compliance with other relevant provisions of this Agreement, including without limitation Section 4(a) hereof) all investigations, inspections, reviews, tests and audits relating to the Subject Property (collectively referred to herein as the “due diligence”) which the Grantee deems necessary or desirable in its discretion. The obligation of the Grantee to complete the transaction of purchase and sale pursuant to the exercise of the Option is subject to the condition that the Grantee is satisfied with the due diligence in its sole and absolute discretion on or before 5:00 p.m. on the tenth (10th) day prior to the Closing Date. The Grantee shall be deemed to be satisfied with the results of its due diligence unless it delivers to the Grantor on or before 5:00 p.m. on the tenth (10th) day prior to the Closing Date a written notice (the “Non-Waiver Notice”) stating that it does not waive the condition contained in this Subsection 5(h). If the Grantee delivers the Non-Waiver Notice to the Grantor prior to 5:00 p.m. on the Due Diligence Date, then this Agreement shall automatically terminate at such time and, upon such termination, the Grantee and the Grantor shall be released from all obligations under this Agreement, and the deposit paid pursuant to Section 2(a) (together with any interest earned thereon) shall be returned to the Grantee .

(i)	Title

The Grantee shall be allowed up to 5:00 p.m. on the tenth day prior to the Closing Date to examine the title to the Subject Property at its own expense. Title to the Subject Property shall be good and marketable and free and clear of all restrictions, liens, encumbrances, charges, tenancies, occupancies and other possessory rights except the permitted encumbrances listed in Schedule “B” attached hereto

If within the time allowed for examining the title any valid objection to title is made in writing to the Grantor and which the Grantor is unable or unwilling to remove, remedy or satisfy and which the Grantee will not waive, this Agreement, notwithstanding any intermediate action, negotiations in respect of such objections, shall be at an end and the Deposit shall be returned to the Grantee forthwith without deduction and neither party shall have any further rights or obligations hereunder. Save as to any objection made within such time, and any objections in respect of matters arising after such time but before Closing or in respect of matters going to the root of title, the Grantee shall be conclusively deemed to have accepted the Grantor’s title to the Subject Property.

(j)	Planning Act

Provided that this Agreement shall be effective to create an interest in the Subject Property only if the provisions of the Planning Act (Ontario) are complied with by the Grantor on or before the Closing Date and the Grantor covenants to proceed diligently at its expense to obtain any necessary consents and approvals on or before the Closing Date and to satisfy at its sole cost prior to the Closing Date any conditions of obtaining such consents and approvals. The Grantor covenants that the prescribed statements pursuant to subsection 50(22) of the Planning Act (Ontario) shall be properly completed by it and its solicitors on the Closing Date.

(k)	Damage

The Subject Property and all other things being purchased shall be and remain until the Closing Date at the risk of the Grantor. Grantor shall hold all insurance policies, if any, and the proceeds thereof in trust for the parties as their interests may appear and in the event of damage, Grantee may terminate this Agreement whereupon the Deposit shall be returned forthwith to the Grantee (together with any interest earned thereon) or, in the alternative, the Grantee shall be entitled to take the proceeds of any insurance and complete the transaction.

(l)	HST

The Grantee agrees that it will be as at the Closing Date a registrant for Harmonized Sales Tax (H.S.T.) under the Excise Tax Act, R.S.C. 1985, as amended, and will provide evidence of same in form and substance reasonably satisfactory to the Grantor or its solicitors at the Closing Date, including without limitation, an officer’s certificate of a senior officer of the Grantee confirming the Grantee’s H.S.T. registration number and that such registration continues to be in full force and effect and an indemnity to the Grantor for any HST claimed from the Grantor in the event the Grantee does not pay the HST payable by it (if any) in respect of this transaction. In the event that the Grantee shall fail to deliver such evidence and such indemnity to the Grantor, then the Grantee shall pay to the Grantor, in addition to the Purchase Price herein, in pursuance of the Grantee’s obligation to pay and the Grantor’s obligation to collect H.S.T. under the said Act, an amount equal to thirteen (13%) per cent of the Purchase Price or such other amount as is required pursuant to the said Act on the Closing Date.

(m)	Costs and Expenses

Each of the Grantor and the Grantee shall be responsible for the costs of its own solicitors and other consultants in respect of this Agreement and the Transaction. The Grantor shall be responsible for all costs incurred in discharging any encumbrances registered against title to the Subject Property that are not permitted pursuant to the terms hereof.

(n)	Electronic Registration

The Grantor and Grantee acknowledge that the Teraview Electronic Registration System (“TERS”) is operative and mandatory in the Land Registry Office for the Land Titles Division in which title to the Subject Property is registered. The Grantee and Grantor shall each retain legal counsel who are authorized TERS users and who are in good standing with the Law Society of Upper Canada. The Grantor and Grantee shall each authorize their respective legal counsel to enter into a document registration agreement in the form as adopted by the joint LSUC-CBAO Committee on Electronic Registration of Title Documents on March 28, 2001. The delivery and exchange of documents and closing funds and the release thereof to the Grantor and Grantee, as the case may be:

(i)	shall not occur contemporaneously with the registration of the transfer/deed of land; and

(ii)	shall be governed by the document registration agreement pursuant to which legal counsel receiving any documents or funds will be required to hold same in escrow and will not be entitled to release except in strict accordance with provisions of the document registration agreement.

(o)	As is, Where is

The Subject Property is being purchased and assumed by the Grantee on an “as is, where is” basis as of the Closing Date and without any express or implied agreement, representation or warranty of any kind whatsoever as to the title, condition, area, suitability for development, physical characteristics, use, zoning, existence of latent defects or any environmental matter or condition, in respect of all of which the Grantee shall rely solely upon its own inspections and investigations.

(p)	Expropriation

In the event of expropriation of all or any part of the Subject Property after the date of exercise of the Option and before the Closing Date, the Grantee shall have the option either: (i) to terminate this Agreement by notice to the Grantor of such termination, in which case this Agreement automatically and without any further documentation or action shall terminate, the Grantor shall return the deposit (together with any interest earned thereon) to the Grantee and the Grantor and the Grantee shall be released from all obligations under this Agreement, or (ii) to accept any available proceeds or compensation payable by the expropriating authority for the expropriation (and the Grantor covenants to assign in favour of the Grantee all of the Grantor’s right and interest in such proceeds or compensation) and complete the purchase and sale of the Subject Property without any abatement of the Purchase Price.

(q)	Miscellaneous

(i)	This Agreement shall run with and be binding upon the Subject Property.

(ii)	This is the entire agreement between the parties and there are no other terms, obligations, covenants, representations, warranties, statements or conditions oral or otherwise of any kind whatsoever.

(iii)	Notwithstanding any presumption to the contrary, all covenants, conditions, warranties and representations contained in this Agreement which by their nature either impliedly or expressly involve performance in any particular after the Closing Date or which cannot be ascertained to have been fully performed until after the Closing Date shall survive the Closing Date.

(iv)	Time shall in all respects be of the essence of this Agreement. This Agreement shall be binding upon and enure to the benefit of the Grantor and Grantee and their respective successors and assigns. Any tender of documents or money hereunder may be made upon the Grantor or Grantee or their respective solicitors on the Closing Date.

(v)	All captions and headings herein are intended only as a matter of convenience and for reference and in no way define, limit or describe the scope of this Agreement or the intent of any provisions hereof.

(vi)	Each of the Parties shall execute and deliver all such further documents and do such other things as the other Party may reasonably request to give full effect to this Agreement.

(vii)	Nothing in this Agreement shall be construed so as to make the Grantee a partner of the Grantor, or the Grantor a partner of the Grantee, and nothing in this Agreement shall be construed so as to make the Grantee an owner of the Subject Property for any purpose, including the Construction Lien Act (Ontario) until the Closing Date.

(viii)	The Grantor and the Grantee agree that this Agreement may be executed by the parties hereto and delivered by facsimile transmission or electronic transmission in a “PDF” format. A signed facsimile copy or electronic copy in a “PDF” format of the signatures of the authorized signing officers for the parties is as binding upon the Grantor and the Grantee as a signed and delivered copy of this Agreement with original signatures of the authorized signing officers for the parties. The Grantor and the Grantee agree that this Agreement may be executed and delivered in counterpart, so that any number of counterparts and each such counterpart shall for all purposes constitute one agreement binding on each of the parties to this Agreement (notwithstanding that each of the parties is not a signatory to the same counterpart) provided that each party is in receipt of one or more counterparts with the signatures of all of the other parties to this Agreement.

6.	RIGHT OF FIRST REFUSAL

If, and so often as, at any time during the Term of this Agreement the Grantor receives a bona fide arm’s length third party offer to purchase, directly or indirectly, all or any part of the Subject Property, either alone or with other lands of the Grantor, which the Grantor is ready and willing to accept (the “Offer”), prior to accepting the Offer the Grantor shall forthwith deliver to the Grantee a notarial copy of the Offer and the Grantee shall have the right, in its sole and absolute discretion, to be exercised by notice to the Grantor within ten (10) Business Days of receipt of notice and such copy of the Offer from the Grantor, to purchase the Subject Property, but not any additional lands of the Grantor, at the same purchase price and on the same terms and conditions as are contained in such Offer (the “Acceptance Notice”) (and the Grantor covenants and agrees that any such Offer in respect of the Subject Property, together with any other lands of the Grantor, shall set out separate values for the Subject Property and such other lands). In the event the Grantee sends an Acceptance Notice, then the Grantor shall be obligated to sell the Subject Property to the Grantee and otherwise on the terms specified in the Offer. Failing delivery by the Grantee within the stipulated period of written notice exercising the Grantee’s right of first refusal in this subparagraph 6(a), such right of first refusal, together with the Option, shall each be deemed to be null and void and of no further effect, and the Grantor shall be entitled to accept such Offer, provided, however, that any such sale to the third party purchaser shall be closed in accordance with the terms and conditions of the Offer within six months after the expiry of the 10 Business Day period referred to herein, failing which the Grantee’s right of first refusal, together with the Option, shall be automatically revived and the Grantee shall be entitled to exercise its right of first refusal provided for under this section 6, together with the Option described in this Agreement, during the balance of the Term.

7.	DEVELOPMENT BY GRANTOR

In addition, should the Grantor at any time during the Term prior to the exercise of the Option and in good faith elect to develop or redevelop the Subject Property, the Grantor shall prior to carrying out such development or redevelopment, advise the Grantee of its intent by delivery of written notice (a “Development Notice”), and in the event the Grantee has failed within sixty (60) days of such Development Notice (the “Development Period”), to secure any required site plan approval and/or building permit from the applicable Governmental Entity (as defined in the Transfer Agreement) in connection with such proposed development or redevelopment (the “Development Approval”), then the Development Notice shall be deemed not to have been given, the Option, together with the right of first refusal contemplated in Section 6 hereof, shall continue in full force and effect for the balance of the Term, and the Grantor shall not be entitled to deliver any further Development Notice in respect of the Subject Property until the earlier of (i) six (6) months from the expiration of the Development Period, and (ii) the expiry of the Term. If the Grantor secures the Development Approval within such sixty (60) day period, the Option, together with the right of first refusal contemplated in Section 6 hereof, shall each be deemed to be null and void and of no further force or effect, the parties shall be released from their respective obligations hereunder, and the Grantor shall be entitled to proceed with the proposed development or redevelopment of the Subject Property.

8.	NOMINEE

The Nominee, as the registered owner of the Subject Property has executed this Agreement as Nominee for, and at the direction of, the Grantor and by so doing the Nominee expressly acknowledges receipt of notice of the Option and the ROFR and covenants and agrees with the Grantor and the Grantee to be bound by same to not to deal with the registered title of the Subject Property in any manner that is inconsistent with the provisions of this Option and Right of First Refusal Agreement.

9.	AGREEMENT CONDITIONAL

This Agreement, and the rights and obligations contemplated herein, shall be conditional upon the Grantor and the Nominee having acquired legal and beneficial interest, respectively, in the Subject Property, pursuant to the terms of the Transfer Agreement.

BALANCE OF PAGE LEFT INTENTIONALLY BLANK

IN WITNESS WHEREOF the Grantor, Grantee and the Nominee have executed this Agreement on the day and date first above written.

2272804 ONTARIO INC. (Grantor) /s/ Belinda Stronach
Name: Title:	Belinda Stronach Director

2272769 ONTARIO INC. (Grantor)

/s/ Belinda Stronach
Name: Title:	Belinda Stronach

MI DEVELOPMENTS INC. (Grantee) /s/ Don Cameron /s/ John Simonetti
Name: Title:	Don Cameron Chief Operating Officer

Name: Title:	John Simonetti Interim Chief Financial Officer

TESMA CAMPUS INC. (Nominee) /s/ Leslie Strachan
Name: Leslie Strachan Title: Treasurer

SCHEDULE A

That portion of: Part Lot 15, Concession 4, Vaughan, PIN 03276-0012 (LT) and PIN 03276-0719 (LT), which is more particularly designated as Parts 3, 5, 6, 28, 29 and 30 on a draft Reference Plan dated June 1, 2011 and prepared by Lloyd & Purcell Ltd. under Job No. 11-100 and File No. V1-IV-15-8.

SCHEDULE B

PERMITTED ENCUMBRANCES

General

Encumbrances for taxes, assessments, public utilities or governmental charges or levies not at the time due or delinquent or the validity of which is being contested at the time by the Grantor in good faith in proceedings before a court or governmental body; and undetermined or inchoate privileges or liens and charges incidental to current operations which have not at such time been filed pursuant to law against the Grantor and which relate to obligations not due or delinquent, provided that all such taxes, assessments, liens and charges shall be fully paid or adjusted at or before Closing.

Servitudes, easements, rights-of-way, or other similar rights in land for sewers, electric lines, telegraphs and telephone lines and other utilities and services which do not in the opinion of the Grantee, individually or in the aggregate, materially adversely detract from the value of the Subject Property or materially impair the existing uses of the Subject Property, provided in each case that the same have been complied with in all respects.

Minor encroachments onto or from neighbouring lands which are permitted under agreements with the owners of such lands and which do not in the opinion of the Grantee, individually or in the aggregate, materially adversely detract from the value of the Subject Property or, individually or in the aggregate, materially adversely impair the existing uses of the Subject Property, provided in each case that the same have been complied with in all respects.

The reservations, limitations, provisos and conditions, if any, expressed in any original grant from the Crown, provided such are complied with in all respects.

Registered subdivision, site-plan, development or other municipal agreements provided such are complied with and do not, individually or in the aggregate, materially adversely detract from the value of the Subject Property or, individually or in the aggregate, materially adversely impair the existing uses of the Subject Property.

The provisions of applicable laws, including by-laws, regulations, ordinances and similar instruments relating to development and zoning, provided such in each case have been complied with in all material respects.

Encumbrances of labourers, workmen, builders, contractors, suppliers of material or architects or other similar encumbrances incidental to construction, maintenance or operations which have not at the time been registered or filed pursuant to law against the Subject Property or which, although registered or filed, relate to obligations that are not at the time due or delinquent; and provided that all such encumbrances are fully paid and discharged prior to Closing.

Any other encumbrances registered against the title to the Subject Property as of the date of this Agreement.